2025 ANNUAL INFORMATION FORM OF ORGANIGRAM GLOBAL INC. For the Year Ended September 30, 2025 Dated December 16, 2025

TABLE OF CONTENTS ANNUAL INFORMATION FORM ............................................................................................................ 3 FORWARD-LOOKING STATEMENTS .................................................................................................... 3 CORPORATE STRUCTURE ...................................................................................................................... 5 GENERAL DEVELOPMENT OF THE BUSINESS ................................................................................... 7 DESCRIPTION OF THE BUSINESS ........................................................................................................ 13 RISK FACTORS ........................................................................................................................................ 32 DIVIDENDS ............................................................................................................................................... 62 CAPITAL STRUCTURE ........................................................................................................................... 62 MARKET FOR SECURITIES ................................................................................................................... 64 PRIOR SALES............................................................................................................................................ 65 DIRECTORS AND EXECUTIVE OFFICERS .......................................................................................... 66 DIRECTOR & EXECUTIVE OFFICER BIOGRAPHIES ........................................................................ 70 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS .................................... 74 CONFLICTS OF INTEREST ..................................................................................................................... 75 LEGAL PROCEEDINGS AND REGULATORY ACTIONS ................................................................... 76 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.......................... 76 TRANSFER AGENT AND REGISTRAR ................................................................................................. 76 MATERIAL CONTRACTS ....................................................................................................................... 76 INTERESTS OF EXPERTS ....................................................................................................................... 77 AUDIT COMMITTEE INFORMATION .................................................................................................. 77 ADDITIONAL INFORMATION ............................................................................................................... 79 APPENDIX “A” – AUDIT COMMITTEE CHARTER ............................................................................. 80

ANNUAL INFORMATION FORM In this annual information form (“Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Company”, “Organigram”, “we”, “us” and “our” refer to Organigram Global Inc. and its wholly-owned subsidiaries. All financial information in this Annual Information Form is in Canadian dollars and was prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of September 30, 2025 unless otherwise stated. FORWARD-LOOKING STATEMENTS This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”) which are necessarily based upon the Company’s current internal expectations, estimates, forecasts, assumptions and beliefs regarding, among other things, the future performance and results of the Company’s business and operations, general economic conditions, global events and applicable regulatory regimes. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “will” or “could” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, and all other statements that are not statements of fact. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward- looking statements in this Annual Information Form include, but are not limited to, statements with respect to: • Expectations regarding production capacity, facility size, tetrahydrocannabinol (“THC”) content, costs and yields; • Expectations regarding the prospects of the Company’s collaboration and ongoing investment transaction with a wholly-owned subsidiary of British American Tobacco p.l.c. (“BAT”); • Expectations regarding the prospects for the Company’s principal operating subsidiary Organigram Inc. (formerly, Organigram, EIC, LAU and Motif (as defined herein)); • Expectations regarding demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category including wholesale and international, the Company’s financial position, future liquidity and other financial results; • Changes in legislation related to permitted cannabis types, forms and potency and legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada, including regulations relating thereto, the timing and the implementation thereof, and our future product forms; • Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand; • Expectation to create sustainable competitive advantage through relevant and differentiated consumer products and medical trade engagement materials; • Expectation to renew the Company’s licences prior to their expiry dates; • Expectations about the Company’s ability to develop current and future vapour hardware, and the Company’s ability to expand its share of the vapour market; • Strategic investments and capital expenditures, and expected related benefits; • The expectation that the technical arrangement between Organigram and Phylos Bioscience Inc. (“Phylos”) will permit Organigram to continue to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;

- 4 - • Expectations regarding the Company’s investments in Green Tank Technologies Corp. (“Greentank”), Steady State LLC doing business as Open Book Extracts (“OBX”), and Sanity Group GmbH (“Sanity Group”); • Expectations regarding the Company’s acquisition and integration of Motif Labs Ltd. (“Motif”); • Expectations regarding the Company’s acquisition and integration of Collective Project Limited (“Collective Project” or “CP”); • Expectations regarding the resolution of litigation and other legal proceedings; • The general continuance of current, or where applicable, assumed industry conditions; • Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally, and in particular, with respect to changes in hemp and marijuana in the U.S.; • Changes in laws, regulations, guidelines and policies, including those related to minor cannabinoids; • The impact of the Company’s cash flow and financial performance on third parties, including its supply partners; • Fluctuations in the price of Common Shares and the market for Common Shares; • The treatment of the Company’s business under international regulatory regimes and impacts on changes thereto to the Company’s international sales; • The Company’s growth strategy, targets for future growth and forecasts of the results of such growth; • Expectations concerning access to capital and liquidity, and the Company’s ability to access the public markets from time to time to fund operational activities and growth; • The Company’s ability to remain listed on the Toronto Stock Exchange (the “TSX”) and NASDAQ Stock Market LLC (“NASDAQ”) and the impact of any actions it may be required to take to remain listed; • The ability of the Company to generate cash flow from operations and from financing activities; and • The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share. Certain of the forward-looking statements and other information contained herein are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis, and on assumptions based on data and knowledge of the cannabis industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. These factors include, but are not limited to, risks related to competition, changes in the cannabis industry, governmental regulation, changes in laws, regulations and guidelines, reliance primarily on a single cultivation facility, reliance on key inputs and volatility in the wholesale and retail prices of cannabis, the Company’s success in developing new products and finding a market for the sale of new products, licence renewal risks, risk inherent in an agricultural business, rising energy costs, negative cash flows from operations, competition from illicit markets, acquisition and integration risk, volatility in the market for the Company’s securities, history of losses, product liability, sufficiency of insurance, management of growth, financing risks, risks relating to developing and maintaining effective internal controls for reliable financial reporting and for fraud prevention, reliance on key personnel, risks relating to the resurgence of pandemic and catastrophic events, product recalls, risks relating to litigation

- 5 - and securities class actions, difficulties with forecasts, uninsured and uninsurable events risks, risks relating to inflation, unknown health impacts of the use of cannabis and cannabis-derivatives, reliance on third- party transportation, ability to meet target production capacity, scale of operations, supply chain and distribution disruptions, facility and technological risks, packaging and shipping logistics, potential timeframe for the implementation of legislation to legalize cannabis in international markets, risks relating to the ability of the Company to obtain and/or maintain their status as a licensed producer, the potential size of the cannabis market, demand for and changes to products, the development of the vapour market, political conditions, market opportunities, timing of final implementation of the Company’s enterprise resource planning system (“ERP system”), contracts or other arrangements with provincial governments are not guaranteed, TSX and NASDAQ listing requirements and the ability to continue to meet listing standards for the TSX and the NASDAQ, risks relating to the Company’s designation as a “large accelerated filer”, differing shareholder protections across jurisdictions, increased volatility for dual-listed shares, market liquidity risks, investment risk, risks relating to the Company’s status as a foreign private issuer in the U.S., risks relating to expansion into new markets, foreign investment risk, risk of corruption and fraud in emerging markets and relating to ownership of real property, risks relating to the Company’s intellectual property rights (“IP”), credit risk, liquidity risk, concentration risk, risks associated with significant shareholders, dividends, publicity or consumer perception, cyber security and privacy, product security, environmental and employee health and safety regulations, regulatory proceedings, investigations and audits, fraudulent or illegal activity by employees, restrictions on foreign investors, regulatory and operational risks associated with expansion into foreign jurisdictions, reliance on international advisers and consultants, anti-money laundering laws and regulation risks, anti-corruption and anti-bribery laws, global economic risks, future acquisitions, general business risks and liabilities, dilution, constraints on marketing products, provincial legislative controls, suppliers and skilled labour, conflicts of interest, risks associated with the Company’s status as a holding company and the other risks described in this Annual Information Form under the heading “Risk Factors”. Material factors and assumptions used in establishing forward- looking information include that construction and production activities will proceed as planned and regulatory conditions will advance in the manner expected by management. The purpose of forward- looking statements is only to provide the reader with a description of management’s expectations relating to future periods, and, as such, forward-looking statements are not appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. CURRENCY All currency amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to “US$” are to United States dollars. CORPORATE STRUCTURE Organigram Global Inc. was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010 as “Inform Resources Corp.”. The Company changed its name to “0885160 B.C. Ltd.” on September 13, 2010, and subsequently to “Inform Exploration Corp.” (“Inform”) on February 16, 2011. On November 21, 2011, Inform completed its initial public offering and its common shares commenced trading on the TSX Venture Exchange (the “TSX-V”) on November 24, 2011. On August 22, 2014, Inform and Organigram Inc. entered into an acquisition agreement (the “Acquisition Agreement”) pursuant to which Inform agreed, among other things, to change its name to “Organigram Holdings Inc.” and to effect a consolidation of the outstanding Inform common shares on a 0.883604747 to 1 basis. Under the Acquisition Agreement, Inform acquired all of the outstanding common shares of

- 6 - Organigram Inc. On April 6, 2016, the Company was continued under the Canada Business Corporations Act (“CBCA”). The Company graduated from the TSX-V to the TSX in August 2019, and its common shares (the “Common Shares”) commenced trading on the TSX under the symbol “OGI”. The Common Shares have also been listed for trading on the NASDAQ Global Select Market under the symbol “OGI” since May 21, 2019, and were delisted from the OTCQX Best Market after market close on May 20, 2019. In May 2023, the Company changed its financial year end from August 31 to September 30, resulting in a 13-month period for the financial year ending September 30, 2023. On March 24, 2025, following the Company’s annual general and special meeting of shareholders, the Company changed its name from “Organigram Holdings Inc.” to “Organigram Global Inc.” (the “Name Change”). The Company’s core operations are based in Moncton, New Brunswick with four additional cannabis facilities in Winnipeg, Manitoba, Lac-Supérieur, Québec, London, Ontario and Aylmer, Ontario. The Company’s head office is located at 1400-145 King Street West, Toronto, Ontario, and the registered office is located at 35 English Drive, Moncton, New Brunswick. The Company’s telephone number is 1 (844) 644-4726 and its corporate website is www.organigram.ca. Subsidiaries Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. On October 1, 2023, Organigram Inc. amalgamated under the CBCA with The Edibles and Infusions Corporation (“EIC”) and Laurentian Organic Inc. (“LAU”), both then 100% owned subsidiaries of the Company, and continued as a single corporation under the name “Organigram Inc.” (“OGI”), a 100% owned subsidiary of the Company. 10870277 Canada Inc., incorporated under the CBCA on July 4, 2018, is a 100% owned subsidiary of the Company, and is used as a special purpose holding company for the Company’s investment in alpha- cannabis Pharma GmbH as further described herein in the “Overview of the Company’s Investments in Germany” section. Motif was incorporated under the CBCA on December 18, 2017. On December 6, 2024, the Company acquired 100% of the shares of Motif. On April 1, 2025, OGI and Motif were amalgamated under the CBCA to form a new entity under the name “Organigram Inc.”. Collective Project was incorporated under the CBCA on October 23, 2013 as Collective Craft Alliance Inc., with its name changed to “Collective Project Limited” on February 4, 2019. The Company acquired 100% of the shares of Collective Project on April 1, 2025. On October 1, 2025, OGI and Collective Project were amalgamated under the CBCA to form a new entity under the name “Organigram Inc.” (the “CPL Amalgamation”). Collective Projects USA Limited was incorporated under the Delaware General Corporation Law on April 12, 2019 as a 100% owned subsidiary of Collective Project. Its name was changed to Collective Project USA Limited on September 24, 2019. On July 22, 2025 Collective Project USA Limited was renamed “Organigram USA Inc.”. As of the CPL Amalgamation, Organigram USA Inc. is a 100% owned subsidiary of OGI.

- 7 - The following chart illustrates the Company’s corporate structure as of the date hereof: Certain subsidiaries of the Company, each of which does not represent more than 10% of the consolidated assets of the Company and not more than 10% of the consolidated revenue of the Company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenue of the Company as at the most recent financial year end of the Company, have been omitted from the chart above. GENERAL DEVELOPMENT OF THE BUSINESS Developments during the financial year ended September 30, 2023 On November 17, 2022, the Company announced a new multi-year agreement for the supply of dried flower to Canndoc in Israel (the “2022 Canndoc Agreement”). The 2022 Canndoc Agreement provides for a commitment of 10,000kg of dried flower. As of December 15, 2023, approximately 4,900kg have been delivered to Canndoc and credited against their total volume commitment. The Company agreed to exclusively supply Canndoc in Israel during the three-year term of the 2022 Canndoc Agreement, which has since expired. On January 26, 2023, the Company announced that it received notification (the “Notification”) from NASDAQ that it was not in compliance with the minimum bid price requirement in NASDAQ Listing Rule 5450(a)(1) for continued listing on NASDAQ, as the closing bid price for the Company’s common shares listed on NASDAQ was below US$1.00 for 30 consecutive trading days. NASDAQ Listing Rule 5450(a)(1) requires the issuer’s common shares to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”), and NASDAQ Listing Rule 5810(c)(3)(A) provides that failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notification had no immediate effect on the listing of the Company’s common shares on NASDAQ. Under NASDAQ Listing Rule 5810(c)(3)(A), the Company had a period of 180 calendar days from the date of Notification, being until July 24, 2023, to regain compliance with the Minimum Bid Requirement. Organigram Global Inc. Continued under the Canada Business Corporation Act Organigram Inc. Continued under the Canada Business Corporations Act Organigram USA Inc. Incorporated under the General Corporation Law of the State of Delaware 10870277 Canada Inc. Incorporated under the Canada Business Corporations Act

- 8 - On February 27, 2023, the Company announced the launch of SHRED X Rip-Strip Hash, a patent-pending innovation which is an extension of the Company’s SHRED product portfolio that includes SHRED pre- milled flower, SHRED Jar of Joints, SHRED’ems gummies and SHRED X Vapes. On March 13, 2023, the Company announced that Health Canada had determined that certain Edison JOLTS lozenge products in their 100mg THC per package format (the “Edison JOLTS Products”) had been improperly classified as a cannabis extract rather than edible cannabis under the Cannabis Regulations. The Company launched the Edison JOLTS Products in August 2021 following significant research, development and regulatory work. On March 21, 2023, the Company announced that BAT had designated Caroline Ferland as a nominee to the Company’s board of directors. On September 1, 2023, the Company announced that Caroline Ferland had resigned from the Company’s board of directors as a result of her appointment to Group Company Secretary & Assistant General Counsel for BAT. On March 31, 2023, the Company announced a product purchase agreement (“Purchase Agreement”) with Greentank and a subscription agreement (the “Greentank Subscription Agreement”) with Greentank’s parent company, Weekend Holdings Corp (“Weekend Holdings”). The Purchase Agreement provided the Company with an exclusivity period in Canada for new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that would be proprietary to the Company. Pursuant to the terms of the Greentank Subscription Agreement, the Company subscribed for preferred shares for an aggregate subscription price of US$4.0 million (~$5.5 million CAD) representing an approximate 2.6% interest in Weekend Holdings. On May 12, 2023, the Company filed a notice to change its financial year end from August 31 to September 30, resulting in a 13 month period for the financial year ending September 30, 2023. The change was undertaken by the Company on the basis that it would better align the Company’s financial statement reporting requirements with other public companies and calendar quarters. On May 23, 2023, the Company announced a supply agreement (the “Supply Agreement”) for dried cannabis flower with the medical division of German cannabis company Sanity Group, a health and life sciences company based in Berlin. Under the terms of the Supply Agreement, the Company provides high- quality, indoor-grown dried flower product to Sanity Group and grant Sanity Group strain exclusivity on certain genetics. On May 25, 2023, the Company announced an agreement with Phylos, a U.S. cannabis genetics company and provider of production ready seeds, based in Portland, Oregon, to initiate a wide-ranging technical and commercial relationship in Canada. Under the terms of the loan agreement with Phylos (the “Loan Agreement”), the Company will advance up to US$8 million to Phylos in three tranches. The Company advanced Phylos an initial US$3.25 million on May 25, 2023 (“Initial Closing Date”) with a commitment to fund up to an additional US$4.75 million over two tranches within 12 and 24 months from the Initial Closing Date, upon the completion of certain milestones. The convertible loan will accrue paid-in-kind interest, subject to certain conditions. The maturity date of the convertible loan will be on the fifth anniversary of the Initial Closing Date subject to one-year extensions and subject to certain conditions. The loan (principal and paid-in-kind interest outstanding) is convertible into common share equity of Phylos under certain circumstances (including but not limited to federal legalization or decriminalization of cannabis in the United States). On July 5, 2023, the Company completed a consolidation of its issued and outstanding Common Shares at a consolidation ratio of four pre-consolidation Common Shares for every one post-consolidation Common

- 9 - Share (the “Share Consolidation”). The Share Consolidation was implemented to ensure the Company continues to comply with NASDAQ Minimum Bid Requirement. On August 10, 2023, the Company announced that the Federal Court of Canada (the “Federal Court”) had granted the Company’s application for judicial review of the decision by Health Canada to reclassify the Edison Jolts Products as a cannabis edible rather than a cannabis extract. The matter was remitted back to Health Canada for redetermination taking the Federal Court’s reasons into consideration. On August 15, 2023, the Company announced a supply agreement to provide dried medical cannabis flower to 4C Labs Ltd. (“4C LABS”), a healthcare, technology, and pharmaceutical company focused on virtual prescribing, pharmaceutical distribution, and clinical development of cannabis-based products for human health in the United Kingdom. The Company has also granted 4C LABS strain exclusivity within the geographical boundaries of the United Kingdom and Channel Islands for as long as minimum purchase commitments are satisfied under the terms of the agreement. On September 25, 2023, the Company filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, and concurrently filed a base shelf registration statement with the United States Securities and Exchange Commission (the “SEC”) on Form F-10 under the United States Securities Act of 1933, as amended, pursuant to the Multijurisdictional Disclosure System (SEC File No. 333-274686). The base shelf prospectus allows the Company to qualify the distribution of up to $500 million of Common Shares, debt securities, subscription receipts, warrants, and units during the 25‐month period that the base shelf prospectus remained effective. The Company obtained a receipt for its final short form base shelf prospectus (the “Base Shelf Prospectus”) on October 11, 2023, and related Form F-10 base shelf registration statement was declared effective by the SEC on November 29, 2023. Developments during the financial year ended September 30, 2024 On November 6, 2023, the Company announced a $124.6 million follow-on strategic equity investment from BT DE Investments Inc. (the “Investor”), a wholly-owned subsidiary of BAT (the “Follow-on BAT Investment”). The majority of the $124.6 million investment is used by Organigram to create a strategic investment pool, named Jupiter (“Jupiter”). Jupiter targets investments in emerging cannabis opportunities that will enable the Company to apply its industry-leading capabilities to new markets. Pursuant to the terms of the subscription agreement with the Investor (the “Subscription Agreement”) and subject to the receipt of certain regulatory approvals, approval from the Company’s shareholders and other conditions, the Investor would subscribe for a total of 38,679,525 Common Shares and Class A preferred shares (the “Class A Preferred Shares” and together with the Common Shares, the “Shares”) in the capital of the Company (the “Investment”) across three tranches. As of the entering into the Subscription Agreement, BAT beneficially owned 15,249,027 Common Shares, representing approximately 18.8% of the issued and outstanding Common Shares on a non-diluted basis. Pursuant to the terms of the Subscription Agreement, Shares issued in each of the three tranches would be allocated between Common Shares and Class A Preferred Shares such that if the number of Common Shares owned by the Investor or its affiliates, associates, related parties and any joint actors, including BAT, would exceed 30% of the aggregate number of Common Shares issued and outstanding (the “30% Threshold”) after the closing of the applicable tranche, the Company would issue to the Investor the greatest number of Common Shares issuable pursuant to such closing without exceeding the 30% Threshold, with the remainder of the Common Shares issuable as Class A Preferred Shares, as set for in greater detail in the Subscription Agreement.

- 10 - On November 10, 2023, the Company announced that Derrick West had resigned as Chief Financial Officer of the Company. Paolo De Luca had been appointed interim Chief Financial Officer effective November 13, 2023, while the Company completed a search for a new permanent Chief Financial Officer. On November 28, 2023, the Company announced that Phylos had achieved the first milestone under the Loan Agreement entered into in May 2023 and closed the second tranche under the Loan Agreement with Organigram advancing US$2.75 million to Phylos. This second tranche followed the initial tranche of US$3.25 million advanced in May 2023 for a total of US$6 million in senior secured convertible loans then outstanding. On December 18, 2023, the Company announced that Greg Guyatt CPA, CA, formerly of Phoena Holdings Inc., had been appointed to the role of Chief Financial Officer of Organigram effective January 8, 2024. Mr. Guyatt leads Organigram’s Finance and IT divisions and reports directly to Beena Goldenberg, Organigram’s Chief Executive Officer. On January 18, 2024, the Company obtained shareholders’ approval of the Follow-on BAT Investment and the amendment of the Company’s articles to create a new class of Class A Preferred Shares to be issued by the Company to the Investor in the Follow-on BAT Investment. Following receipt of the necessary shareholder approval, the Company filed articles of amendment to create the new class of Class A Preferred Shares. On January 19, 2024 the Company announced the appointment of BAT nominee Karina Gehring to the Company’s board of directors. On January 24, 2024, the Company announced that it closed the first of three tranches of the previously announced Follow-on BAT Investment. Pursuant to the first tranche closing, the Investor acquired 12,893,175 common shares of the Company at a price of $3.2203 per share (the “Per Share Price”) for gross proceeds of $41,519,891. On January 31, 2024, the Company announced that it had sent its first shipment of bulk dried flower to Sanity Group. The shipment was completed under the Company’s multi-year agreement with Sanity Group. On March 22, 2024, the Company announced that, despite strong evidence supporting the classification of its Edison JOLTS Products as a cannabis extract, it had received a final redetermination from Health Canada that the Edison JOLTS Products are to be classified as edible cannabis. The final redetermination followed the August 2023 decision of the Federal Court to grant Organigram’s application for judicial review of a decision of Health Canada determining that the Edison JOLTS Products are to be classified as edible cannabis. The Federal Court found there was a breach of procedural fairness by Health Canada and the matter was then remitted back to Health Canada for redetermination taking the Federal Court’s reasons into consideration. On March 26, 2024, the Company announced a US$2 million minority investment in OBX in the form of a convertible note, using proceeds from its Jupiter strategic investment pool. Based in Roxboro, NC within North Carolina’s “Research Triangle,” OBX specializes in legal cannabinoid ingredient production and serves as a one-stop formulation and finished goods manufacturer, simplifying its clients’ supply chains. On April 2, 2024, the Company announced the closing of its previously announced public offering (the “Offering”) of units of the Company (the “Units”) pursuant to an underwriting agreement entered into between the Company and ATB Securities Inc., as lead underwriter, on behalf of itself and a syndicate of underwriters including A.G.P. Canada Investments ULC (collectively, the “Underwriters”) for total gross proceeds of $28,750,230. The Offering was completed pursuant to a prospectus supplement filed under the

- 11 - Base Shelf Prospectus and the Registration Statement. The Company sold 8,901,000 Units at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the Underwriters’ over-allotment option. Each Unit comprised of one common share of the Company (a “Common Share”) and one half of one common share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share (a “Warrant Share”) for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. On April 8, 2024, the Company announced it was recognized on the 2024 Globe & Mail’s Report on Business ‘Women Lead Here’ list for gender diversity for the fourth consecutive year. Fifty percent of the Company’s executive leadership team, including its chief executive officer, are women. The Women Lead Here benchmark was established in 2020 and applies a proprietary research methodology to provide an overview of the largest Canadian corporations with the highest degree of gender diversity among executive ranks. The ranked companies have made tangible and organizational progress related to executive gender parity. On April 16, 2024, KPMG LLP provided the Company with notice that it would not stand for reappointment as auditor of the Company for the fiscal year 2025. The Company filed a notice of change of auditor under the Company’s profile on SEDAR+ on April 25, 2024. On June 28, 2024, the Company appointed PKF O’Connor Davies, LLP as its successor auditor. On May 28, 2024, the Company announced its second international medical cannabis customer in the United Kingdom, Avida Medical Limited (“Avida”), a full-service medical cannabis and specials medicines manufacturing business. The Company has since terminated its relationship with Avida. On June 25, 2024, the Company announced a strategic investment in Sanity Group (the “Sanity Group Investment”), representing its first significant strategic investment aimed at expanding its presence in the European cannabis market. Using proceeds from its Jupiter strategic investment pool, the Company agreed to invest €14 million (~ $21 million) initially comprised of €11.5 million via an unsecured convertible note and €2.5 million in cash to purchase equity interests from existing Sanity Group founders and shareholders providing the Company with a minority stake in Sanity Group. In addition, the Company may advance another €3 million (~ $4.5 million) as a second tranche of the unsecured convertible note for future opportunities to be pursued by Sanity Group subject to the satisfaction of certain conditions. On July 24, 2024, the Company announced that it completed an early partial funding of its final third tranche investment into Phylos with the remaining portion of the final tranche to be funded upon completion of the newly expanded final milestone. As part of the expanded milestone, Phylos delivered 21 unique auto-flower seed varietals for testing and phenotyping by Organigram by September 30, 2024, and was required to deliver a second cohort of 21 auto flower seed varietals no later than January 31, 2025. In addition to the auto-flower seeds, Organigram received an expanded genetics licence from Phylos that, in addition to tetrahydrocannabivarin (“THCV”), includes access to high potency cannabigerol, cannabichromene and cannabidivarin seed based cultivars. On July 29, 2024, the Company announced the appointment of BAT nominee Craig Harris to the Company’s board of directors. On August 7, 2024, the Company unveiled the preliminary results of its landmark clinical pharmacokinetic study conducted via the Product Development Collaboration (the “PDC”) between the Company and BAT on its latest innovation, nanoemulsion technology. This patent-pending technology, branded FAST™ (Fast Acting Soluble Technology) (“FAST”), is the first innovation to be commercialized by Organigram

- 12 - leveraging the output of the PDC, a “Center of Excellence” established to focus on developing next- generation cannabis products. The clinical study was completed in January 2024, and the final data set has been received and reviewed. On September 3, 2024, the Company announced that it had closed the second of three tranches of the previously announced Follow-on BAT Investment. Pursuant to the closing of the second tranche of the Follow-on BAT Investment, the Investor acquired 4,429,740 Common Shares and 8,463,435 Class A Preferred Shares of the Company at the Per Share Price for gross proceeds of US$30,821,684.69 (equal to $41,519,891). The remaining 12,893,175 Common Shares and Class A Preferred Shares subscribed for were due to be issued at the Per Share Price in the final tranche on or around February 28, 2025. Developments during the financial year ended September 30, 2025 On November 26, 2024, the Company announced the launch of Edison Sonics gummies, Organigram’s inaugural product powered by FAST™. Products with FAST™ deliver up to ~50% faster onset and improved bioavailability delivering nearly double the cannabinoids at peak effect compared to traditional edible products. This is made possible as FAST™ is an advanced nanoemulsion technology delivery system that breaks down cannabinoids into tiny particles, allowing them to be absorbed more quickly and efficiently during consumption. These results have been scientifically verified through one of the largest pharmacokinetic studies conducted in the cannabis industry, completed in January 2024. On December 6, 2024, the Company announced the acquisition of 100% of the issued and outstanding shares of Motif for upfront consideration of $90 million, consisting of $50 million in cash and $40 million of Common Shares priced based on the 30 day trading volume weighted average price (“VWAP”) of $2.3210 on the TSX. On March 3, 2025, the Company announced the closing of the third and last tranche of the Follow-on BAT Investment. Pursuant to the third tranche closing, the Investor acquired 7,562,447 Common Shares and 5,330,728 Class A Preferred Shares at the previously announced Per Share Price for gross proceeds of US$28,955,918.44 (equal to $41,519,891). On March 24, 2025, the Company announced the results of voting at its annual general and special meeting of shareholders held on such date (the “Meeting”). At the Meeting, the shareholders of the Company approved the amendment to the articles of the Company to change the name of the Company to “Organigram Global Inc.”. On March 26, 2025, the Company announced a new brand identity resulting from its Name Change, including a new logo, a refreshed visual identity, and a new website, reflecting not only the Company’s leadership position in Canada, but also its growing international presence and growth ambitions outside of Canada. On April 1, 2025, the Company announced the acquisition of 100% of the issued and outstanding shares of Collective Project for upfront consideration of approximately $6.2 million, potential milestone payments and potential earnout payments totalling in the aggregate up to $24 million for the twelve-month periods ending September 30, 2025 and September 30, 2026 (the “CP Acquisition”). The CP Acquisition brought two new brands to the Company – Collective Project and Fetch. Collective Project is an innovative brand launched by Collective Arts Limited, a Hamilton, Ontario-based company founded in 2013. On April 2, 2025, the Company announced its inaugural virtual event, the OG Investor Session, which took place on April 10, 2025 (the “Investor Event”). The Investor Event offered a front row seat to the Company’s next chapter. With valuable insights into the Company’s growth trajectory, engaging directly

- 13 - with leadership on key industry trends, and a behind-the-scenes look at the innovation and strategy driving the Company forward. On May 27, 2025, the Company announced that its Chief Executive Officer, Ms. Beena Goldenberg, will be retiring at the conclusion of the Company’s current fiscal year ending September 30, 2025. On July 8, 2025, the Company announced that Collective Project launched an e-commerce platform in the U.S., marking a key milestone in the Company’s strategic expansion into the rapidly evolving U.S. hemp- derived THC beverage market. The launch also includes a bold new portfolio of hemp-derived THC beverages designed to meet diverse consumer preferences. The Company’s ecommerce platform at https://collectiveproject.com expands U.S. consumer access to these products across 25 U.S. states. The launch represents a milestone in the Company’s multi-phase U.S. expansion strategy, enhancing the Company’s presence in a category experiencing growth. See “Risk Factors – The Changing Legal Status of Hemp-Derived Products in the United States”. Developments subsequent to the financial year ended September 30, 2025 On October 9, 2025, the Company announced the launch of happly, its third U.S. hemp-derived brand, created specifically for the growing segment of consumers seeking ‘mindful recreation’ with THC products. The launch of happly follows the Company’s entry into the growing U.S. hemp-derived THC market with its lineup of Collective Project sparkling juices and Fetch sodas earlier this year. On October 21, 2025, the Company announced that Ms. Beena Goldenberg will extend her tenure as Chief Executive Officer of the Company until November 30, 2025 to support the completion of the Company’s ongoing Chief Executive Officer search process. On November 25, 2025, the Company announced that James Yamanaka, formerly Global Head of Strategy for BAT, has been appointed the Company’s new Chief Executive Officer. Mr. Yamanaka is expected to assume the role effective on or about January 15, 2026. Mr. Yamanaka will also join the Company’s board of directors when he assumes the role of Chief Executive Officer. Peter Amirault, current chairman of the Company’s board of directors, has been appointed by to serve as executive chair on an interim basis effective December 1, 2025 to oversee day-to-day management of the Company until Mr. Yamanaka fully assumes the Chief Executive Officer role. During this period, Geoff Machum, chair of the Governance, Nominating and Sustainability Committee of the Company’s board of directors, will serve as the independent lead director. DESCRIPTION OF THE BUSINESS Company Overview The Company is a leading Canadian licensed producer of high quality cannabis and cannabis-derived products for consumers in Canada. The Company has various international business relationships that it continuously seeks to develop in order to expand its global footprint. A description of the regulatory framework is included below under the heading “Canadian Regulatory Framework”. For a summary of the Cannabis Act (Canada) (“Cannabis Act”) and Cannabis Regulations (Canada) (the “Cannabis Regulations”) as well as the Company’s licences issued under the Cannabis Act and Excise Act, 2001 (the “Excise Act”), see “Canadian Regulatory Framework – Licences, Permits and Authorizations”.

- 14 - Facilities and Operations The Company has assembled a capable management team with significant experience in the management and growth of successful enterprises. The Company’s flagship cannabis facility (the “Moncton Campus”) is a 536,000 square-foot facility with capabilities to produce dried cannabis flower, pre-rolls and infused pre-rolls, including the capacity to the capacity to produce over 100,000 kg of dried cannabis flower annually. The Company continually assesses the critical facets of the lighting and environmental elements in its facilities in an effort to drive maximum quality and yield in the plants it produces. The Moncton Campus also has 118 grow rooms with staggered cultivation cycles averaging 13 weeks per cycle. As the grow rooms are all indoor, seasonality has negligible impact on cultivation cycles. The Company is in the process of obtaining European Union Good Manufacturing Practice (“EUGMP”) certification at the Moncton Campus, which opens up business opportunities in international markets where this manufacturing standard is in demand. The Company completed its EU-GMP audit in November 2024, has provided additional information to the regulator in October 2025, and is awaiting confirmation of certification or any required next steps. The Company has a purpose-built, highly-automated manufacturing facility in Winnipeg, Manitoba (the “Winnipeg Facility”) that was acquired in 2021 as part of the acquisition of EIC. The facility and equipment are capable of handling both smaller-batch artisanal manufacturing as well as large-scale nutraceutical-grade high-efficiency manufacturing. The Winnipeg Facility can produce highly customizable, precise and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, and sugar-free soft chews (gummies). The Company is currently producing cannabis-infused gummies at the Winnipeg Facility. In fiscal year 2025, the Company purchased and commissioned its first beverage canning line at the Winnipeg Facility for the production of cannabis-infused beverages, which is expected to begin production in fiscal year 2026. The Company has a cultivation and manufacturing facility in Lac-Supérieur, Québec that was acquired in 2021 as part of the acquisition of LAU (the “Lac-Supérieur Facility”). The Lac-Supérieur Facility spans 33,000 square feet and is designed to optimize production and cultivation. The Lac-Supérieur Facility produces approximately 2 million packaged units of hash annually, with the infrastructure and capability to increase this output as demand scales. In addition, the Lac-Supérieur Facility produces craft flower with a staggered cultivation cycle averaging 8 weeks per cycle as the Lac-Supérieur Facility receives plants ready to flower, and the cultivation operations produce approximately 2,400 kg of craft flower annually. As a result of the acquisition of Motif in December, 2024, the Company operates cannabis processing facilities in Aylmer, Ontario (the “Aylmer Facility”) and London, Ontario (the “London Facility”). The Aylmer Facility covers 40,000 square feet and houses CO2 and hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The Aylmer Facility processes cannabis flower into various other forms of cannabis such as cannabis extract, cannabis distillate, cannabis isolate and cannabis liquid diamonds, for use in a variety of cannabis products including vapes, gummies and diamonds. The London Facility covers 75,000 square feet, and is a mixed-use facility divided between licensed packaging and fulfillment space, licensed warehouse and space for various product finishing activities, and office space. The London Facility is in the process of being optimized for labelling and packaging of products, and fulfillment of orders across Ontario, Western Canada, Yukon and Northwest Territories.

- 15 -

Licences

OGI holds several cannabis licenses issued by Health Canada under the Cannabis Act and the Canada Revenue Agency ("**CRA**") under the Excise Act, as described in the following table. All holders of a licence under the Cannabis Act who are authorized to cultivate, produce and package cannabis products are required to hold a cannabis licence under the Excise Act. The Company intends to renew its licences prior to their expiry dates, and it is anticipated that Health Canada and the CRA will renew such licences at the end of their current terms. See "*Risk Factors - Reliance on Licence Renewal*".

	Licensed Site	**Issuer**	**Authorized Activities**	**Expiry Date**
1.	Moncton Campus	Health Canada	Standard cultivation; standard processing; and sale of all classes of cannabis to medical and recreational sales channels.	March 12, 2030
2.	Winnipeg Facility		Standard processing and sale of all classes of cannabis to medical and recreational sales channels.	November 29, 2028
3.	Lac-Supérieur Facility		Standard cultivation; standard processing; and sale of all classes of cannabis to recreational sales channels.	March 12, 2030
4.	London Facility		Standard processing and sale of all classes of cannabis to recreational sales channels.	April 5, 2029
5.	Aylmer Facility		Standard processing and sale of all classes of cannabis to recreational sales channels.	May 13, 2030
6.	Moncton Campus & London Facility		Non-therapeutic research on cannabis (NTRC) conducted with volunteer human research subjects for assessments of organoleptic properties.	January 23, 2030
7.	Moncton Campus		Non-therapeutic research on cannabis (NTRC) conducted on human research subjects for the purposes of evaluating vapor exhalate.	July 18, 2029
8.	All OGI Licensed Sites	CRA	Cannabis Licence for the production and packaging of cannabis products and application of excise stamps thereto.	March 12, 2030

- 16 - 9. Moncton Campus & Aylmer Facility User Licence for the use of ethanol in manufacturing (extraction) activities. March 31, 2026 Principal Products and Brands Adult Use Recreational Cannabis The Company has built Canada’s leading portfolios in the adult-use recreational cannabis market, anchored by a deep understanding of consumer behaviour and category evolution. This brand portfolio reflects the Company’s commitment to sustained category leadership and disruptive innovation. Organigram’s strategy focuses on capturing share across the largest and fastest-growing product segments through a portfolio designed to serve distinct consumer needs and value tiers. Informed by robust consumer segmentation and continuous insights, the Company is expanding its portfolio’s reach, enhancing potency and format variety, and strengthening brand equity across the country. The Company’s suite of brands, which includes SHRED, BOXHOT, Big Bag O’ Buds, DEBUNK, Monjour, Trailblazer, Edison, Tremblant, RIZZLERS, and Collective Project, delivers against every major consumption occasion, from accessible value offerings to premium, experience-driven products. Each brand plays a deliberate role in driving category expansion and reinforcing Organigram’s position as a leading force in the Canadian cannabis industry. Cannabis Edibles Organigram continued to optimize its edibles portfolio during the fiscal year through the continued development of its SHRED’ems and Monjour brands. SHRED’ems maintained its focus on flavour- forward, THC-dominant gummies consistent with the broader SHRED brand, and introduced new 10 x 10 mg multipacks during the fiscal year to address growing consumer demand for higher-dosage, value- oriented formats. Monjour continued to serve the cannabidiol (“CBD”) -dominant wellness segment, with both brands maintaining strong national distribution and performance across key provincial markets. The Company also advanced commercialization of its proprietary FAST™ technology, developed in collaboration with the CoE. The technology is clinically proven to deliver up to ~50% faster onset,

- 17 - improved bioavailability and nearly double the cannabinoid delivery at peak effect. FAST™ remains a key innovation platform supporting the Edison Sonics product line and future formulation development. Operationally, Organigram continued to refine production processes at its Winnipeg Facility to ensure consistent output, scalability, and efficiency across both FAST™-enabled and traditional gummy-based products. The integration of proprietary technologies with established brand platforms provides a foundation for continued innovation in the evolving edibles segment. Cannabis Vape & Extract Products Organigram has expanded its production and product capabilities through the acquisition and integration of Motif. The combined platform now supports leading national positions in vapes, concentrates, and infused pre-rolls. Production infrastructure includes large-scale distillate and hydrocarbon extraction systems, along with dedicated vape-fill and pre-roll automation lines capable of supporting significant monthly output. The integration has consolidated expertise across multiple facilities, providing consistent supply, efficiency gains, and innovation capacity across both branded and B2B portfolios. The Company continues to expand its vape offering by having introduced a liquid diamond vape cartridge as well as Shred 510 vapes featuring distillate and botanical terpene blends. Following the acquisition of LAU, the Company established a robust hash innovation pipeline, expanded the Tremblant hash brand nationally via new higher potency hash temple balls, and introduced other new hash products into the market. In concentrates, Organigram maintains a growing share through products such as Boxhot Diamond Doobies and Boxhot Whipped Diamonds, which extend the brand’s reach across high-THC formats. The Company’s B2B division continues to play an important role in supporting industry partnerships through tolling, extraction, and white-label services. This business-to-business channel leverages Organigram’s extraction capabilities and national scale, providing an additional growth platform and optimizing asset utilization across its production network. Medical Cannabis The Company offers a broad range of cannabis products to medical patients in Canada and through its international customers. The range of products available includes whole flower, milled flower, pre-rolls, infused pre-rolls, vapes, gummies and concentrates. New Product Development and Innovation Research & Development The Company continues to focus on consumer insight driven innovation, research and product development (“R&D”) across all key product categories. Current development work is focused on the operationalization of pre-rolls and infused pre-rolls at high throughput speed, the development and re-launch of the vapour portfolio across a number of brands and pricing tiers, and continued investment in milled flower, gummies and hash portfolios with a robust pipeline of disruptive and innovative products. Internationally, the Company is continuing to develop its portfolio and strategy for Australia, Germany and other key EU medical markets. Leveraging its significant investment in deep science and substantiation,

- 18 - The Company intends to create sustainable competitive advantage through relevant and differentiated consumer products and medical trade engagement materials. Innovation and development also continues to expand the US portfolio of Collective Project, Fetch and happly brands expanding both the hemp-derived beverage portfolio as well as build on the ongoing roll-out of happly gummies which leverage the PDC developed FAST™ nanoemulsion formula. R&D efforts in cannabis extraction and raw material processing have resulted in a significant yield increase and quality improvements to our CO2 and solventless extraction and isolation capabilities. The Company has begun extraction and isolation of several minor cannabinoids such as THCV and CBD at scale, and has developed methods and processes to assess, analyse and extract a robust range of rare minor cannabinoids that are being cultivated at the Moncton Campus with novel and proprietary high-potency cultivars. Work also continues in operationalizing seed based cultivation with ongoing work to expand the range of this genetics portfolio to better serve domestic, outdoor crop and international flower needs. Product Development Collaboration – Centre of Excellence with BAT The PDC agreement (the “PDC Agreement”) entered into with BAT in March 2021 and the strategic investment of approximately $221 million in the Company by BAT is another example of the Company’s hallmark dedication to consumer-driven product innovation. The strategic collaboration with BAT strengthens Organigram’s ability to create innovative, differentiated products that appeal to adult consumers. No assurance can be given that the Company will be successful in bringing these products to the market. See “Risk Factors - The Company May Not be Able to Successfully Develop New Products or Find a Market for Their Sale”. The Company and BAT entered into the PDC Agreement pursuant to which the Centre of Excellence (“CoE”) was established to focus on research and product development activities for the next generation of cannabis products, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licences required to conduct R&D activities with cannabis products. Both companies contributed scientists, researchers, and product developers to the CoE which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created in the CoE. Per the PDC Agreement, Organigram and BAT have agreed to jointly develop cannabis vapour products, cannabis oral products and any other products, IP or technologies the parties mutually agree to develop. BAT will own all IP developed under this collaboration and will grant to Organigram a royalty-free, perpetual, global licence to all such IP. Each party has also agreed to grant to the other a non-exclusive, perpetual and irrevocable licence to certain existing IP of such party and its affiliates for purposes of conducting the development activities and exploiting the products, technologies and IP created by the CoE per the PDC Agreement, subject to certain restrictions.

- 19 - The CoE has completed the first generation of product concepts across the gummies, vapour and novel beverage formats. On August 7, 2024, the Company unveiled the preliminary results of its landmark clinical pharmacokinetic study conducted via the PDC on its latest innovation, nanoemulsion technology. This patent-pending technology, FAST™, is the first innovation to be commercialized by Organigram leveraging the output of the CoE. A clinical study was completed in January 2024, and the final data set has been received by the Company. Organigram has begun commercialization of CoE driven innovations throughout 2024 and 2025 as the R&D focus now shifts to the second generation of product development in line with latest category and consumer insights, with the FAST™ products discussed above being the first innovation to be commercialized. Distribution and Sales Adult-Use Recreational Cannabis The Cannabis Act provides provincial, territorial and municipal governments with the authority to make regulations regarding retail and distribution of adult-use recreational cannabis. As such, the distribution model for adult-use recreational cannabis differs from province to province. Some provinces have government-run retailers, while others have government-licensed private retailers, and some have a combination of the two. The Company is authorized by its licence for wholesale distribution of adult-use recreational cannabis and certain derivative products in all provinces of Canada, Yukon and the Northwest Territories, and has supply arrangements in different forms with the responsible government agency in each province and the two territories. The Cannabis Act imposes restrictions on the promotion of cannabis products, cannabis accessories and services related to cannabis. These include restrictions on the content of promotions as well as locations where promotions may take place. With this in mind, the Company has created a portfolio of brands that address unique customer needs, including potency, yield, flavours, occasions, price points, volume discounts or promotional pricing. As the industry matures, certain seasonal sales trends are starting to emerge such as an increased popularity for pre-rolls and beverages during the summer months and an increased popularity for vape pens during the winter months. See “Description of the Business - Canadian Regulatory Framework” for additional information on current distribution channels under the Cannabis Act. Medical Cannabis The Company distributes medical cannabis through MyMedi.ca, the online medical cannabis platform managed by Avicanna Inc. The online medical cannabis platform offers a wide range of medical products and dedicated customer service. The Company is able to ship wholesale medical cannabis products to certain international jurisdictions by obtaining the required approvals and permits from Health Canada and the applicable regulatory authority of the purchaser. See “Description of the Business - Canadian Regulatory Framework” for additional information on current distribution channels under the Cannabis Act.

- 20 - International Outside of Canada, the Company serves several international markets via exports and local manufacturing partners. To this end, the Company announced a dedicated International Business Unit (the “IBU”) in June 2024 consisting of employees in sales, marketing, innovation and quality assurance tasked with launching products in markets outside of Canada. Future international shipments are contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser’s regulatory authority, including obtaining an import permit. The Company’s international strategy remains focused on exporting bulk products and building relationships with co-manufactures in key markets. The Company currently manufactures and sells hemp- derived THC products in the United States leveraging a network of local contract manufacturing partners specializing in beverages and gummies. See “Risk Factors – The Changing Legal Status of Hemp-Derived Products in the United States”. Cultivation The Company’s breeding and phenotyping program continues to advance a robust and strategic flower pipeline. We are focused on elevating quality, potency, and terpene concentration while improving production consistency and efficiency. Over the past year, we have implemented large-scale garden strategies, including seed-based manufacturing, segmentation of plant care by cultivar and portfolio value, irrigation optimization, and refined Light Emitting Diodes (“LED”) light recipes with targeted crop-cycle adjustments to improve quality outcomes while shortening crop, drying, and curing times. In May 2023, Organigram entered into an agreement with Phylos to develop and operationalize F1 hybrid seed-based production. In October 2025, the Company completed a retrofit of LED based lighting across the Moncton Campus. All cultivation rooms are now uniform and equipped with high-intensity LED lighting. With this standardization in place, we further optimized nutrients, irrigation scheduling, and atmospheric optimization to increase biomass per square metre and support ongoing reductions in cost per gram as learnings scale. Storage and Security The Cannabis Act prescribes physical security requirements that are necessary to secure sites where licensed producers conduct activities with cannabis. Health Canada conducts ad hoc, unscheduled site inspections of licensed producers under the Cannabis Act. The Company has been subject to these inspections numerous times. The Company has responded to and addressed all requests from Health Canada within the time frames indicated in such requests. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. Specialized Skill and Knowledge The nature of growing cannabis is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, and lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are established to protect the activity and purity of the product. Once processing is complete, each and every processed batch is subjected to full testing against

- 21 - stringent quality specifications set for activity and purity. The Company has recruited a production team with specialized skill sets unique to indoor agricultural cultivation and processing of cannabis plants and products at industrial scale. In addition, in order to ensure compliance with the Cannabis Act and any directives issued by Health Canada, which includes strict security measures, equipment required to manage production, HVAC (heating, ventilation, and air conditioning) systems, odour control systems and laboratory equipment to monitor and test product quality, the Company must employ a number of regulatory personnel to assist the Company to remain compliant with the complex and rapidly evolving regulations applicable to the industry. The Company has successfully recruited the necessary personnel with this skill set. The Company’s management includes individuals who have extensive expertise in the cannabis industry. In addition, the Company’s board of directors is comprised of experienced professionals from various relevant industries. See “Directors and Executive Officers”. Competitive Conditions As of the date hereof, Health Canada has issued cultivation, processing or cannabis sales licences to a total of 1,039 licence holders. It is possible that the Company will face intense competition from other cannabis producers, some of which having longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company. In addition, over the past year the cannabis industry has experienced, and continues to experience, price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, the oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. Ongoing and potential changes of these market conditions represent uncertainties that may affect the Company’s future financial results. Employees As of September 30, 2025, the Company employed approximately 1,139 employees. As of December 8, 2025, the Company employed approximately 1,154 employees. Foreign Operations The Company operates primarily in Canada but a significant portion of our business depends on partnerships in foreign jurisdictions, including the United States, Germany, the United Kingdom and Australia. See “Risk Factors - The Company’s Operations in Emerging Markets are Subject to Political and Other Risks Associated with Operating in a Foreign Jurisdiction”. Regulatory Overview Canadian Regulatory Framework On October 17, 2018, the Cannabis Act and the Cannabis Regulations came into force, legalizing the sale of cannabis for adult recreational use in Canada. Prior to the Cannabis Act and the Cannabis Regulations coming into force, only medical cannabis was legal for sale. Such sales of medical cannabis were regulated under the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”).

- 22 - The Cannabis Act and Cannabis Regulations establish a licensing and permitting scheme for the cultivation, processing, importation, exportation, testing, transportation, sale, possession and disposal of cannabis both for medical and non-medical (i.e. adult recreational) use. This scheme replaced the ACMPR for purposes of the medical cannabis regime. The Cannabis Act allows for the import and export of cannabis only for medical or scientific purposes. Import and export permits are applied for and received on a case-by-case basis. On May 8, 2019, Health Canada changed its licensing criteria for new applicants for licences to cultivate, process and sell cannabis for medical purposes. These categories of licence applicants are now required to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria. On October 17, 2019,the Cannabis Act and Cannabis Regulations were amended to, among other things, allow for the production, distribution and sale of cannabis extracts, cannabis topicals and edible cannabis in addition to the other previously permitted product categories. The Cannabis Regulations set out certain requirements for the sale of cannabis products, including limiting the THC content and size of certain product formats. In 2021, Health Canada announced its intent to restrict the use of flavours in vaporizable products, and proposed amendments that would restrict inhalable cannabis extracts from having a flavour other than the flavour of cannabis. These amendments were expected to come into force in 2022; however, they are not yet in force as of the date hereof. As the market and regulations continue to develop the impact of these announcements is not readily determinable at this time. See “Risk Factors - Changes in Laws, Regulations and Guidelines”. Licences, Permits and Authorizations The Cannabis Regulations establish six classes of licences under the Cannabis Act: cultivation licences; processing licences; analytical testing licences; licences for sale; research licences; and cannabis drug licences. The Cannabis Regulations also establish subclasses for cultivation licences (standard cultivation, micro-cultivation and nursery), processing licences (standard processing and micro-processing) and research (non-therapeutic research on cannabis). Different licences and each subclass therein carry distinct rules and requirements that are intended to be proportional to the public health and safety risks posed by each licence category and subclass. The Cannabis Regulations provide that all licences issued under the Cannabis Act must include both the effective date and expiry date of the licence, and may be renewed on or before the expiry date. The Cannabis Regulations permit licence holders to conduct activities only at the site and building set out in the licence (except for destruction, antimicrobial treatment and distribution) and no licensed activities can take place in a “dwelling-house”. The holder of a licence must not produce, test, store, package or label cannabis outdoors, except for obtaining cannabis by cultivating, propagating or harvesting it. The Industrial Hemp Regulations (“IHR”) promulgated under the Cannabis Act came into force on October 17, 2018. The regulatory scheme for industrial hemp remained largely the same; however, the IHR permit the sale of hemp plants to licensed cannabis producers, the use of additional parts of the hemp plant and licensing requirements have been eased in accordance with the low risk posed by industrial hemp. The IHR define “industrial hemp” as cannabis plants whose leaves and flowering heads do not contain more than 0.3% THC.

- 23 - Security Clearances Certain people associated with cannabis licensees, including individuals occupying a “key position” such as directors, officers, significant shareholders and individuals identified by Canada’s Minister of Health (the “Minister”), must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or in association with, drug trafficking, corruption or violent offences. Individuals who have histories of nonviolent, lower-risk criminal activity (e.g. simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded by legislation from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications are reviewed on a case-by-case basis. Cannabis Tracking and Licensing System Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The Cannabis Regulations set out a national cannabis tracking system to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Cannabis Act also provides the Minister with the authority to make a ministerial order requiring certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister. Accordingly, the Minister introduced the Cannabis Tracking and Licensing System, and licence holders are required to use this system to submit monthly reports to the Minister, among other things. Cannabis Products As of October 17, 2018, the Cannabis Act and Cannabis Regulations permitted the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds by authorized licence holders. On October 17, 2019, the Cannabis Regulations were amended to add edibles cannabis, cannabis extracts and cannabis topicals as new classes of cannabis permitted to be sold through medical and adult recreational sales channels. The THC content and size of cannabis products is limited by the Cannabis Regulations. See “Risk Factors - Changes in Laws, Regulations and Guidelines”. Packaging and Labelling The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products, which requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. These requirements include plain packaging for cannabis products, strict requirements for logos, colours and branding as well as packaging that is tamper-proof and child-resistant. The Cannabis Regulations further require mandatory health warnings, product source information, including the class of cannabis and the name, phone number and email address of the producer, the standardized cannabis symbol and specific product information including the THC and CBD content. Promotion The Cannabis Act introduces strict restrictions on the promotion of cannabis products to, among other things, prevent promotion that could be appealing to young persons or evoke a positive or negative emotion about or image of a way of life. Specifically, the Cannabis Act prohibits the promotion of cannabis, cannabis accessories or any services related to cannabis, unless such promotion is authorized under the Cannabis Act. The Company may only advertise or promote its products in compliance with the Cannabis Act.

- 24 - Cannabis for Medical Purposes The Cannabis Regulations set out the regime governing access to medical cannabis which largely reflects the rules under the ACMPR. Patients who have the authorization of their healthcare provider continue to have access to medical cannabis, either purchased directly from a federally licensed producer, or by registering to produce a limited amount of cannabis for their own medical purposes, or designating someone to produce cannabis for them. Provincial Regulatory Framework While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult-use recreational purposes, the Cannabis Act enables the provinces and territories of Canada to regulate other aspects of adult-use recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters. The Company has entered into arrangements with distributors in all the provinces of Canada, Yukon Territory and the Northwest Territories. The nature of these arrangements vary by jurisdiction. The governments of every Canadian province and territory have, to varying degrees, enacted regulatory regimes for the distribution and sale of cannabis for adult-use recreational purposes within those jurisdictions. Most of these Canadian jurisdictions have a minimum age of 19 years old for buying, using or possessing cannabis, except for Québec and Alberta, where the minimum age is 21 and 18, respectively. There are three general frameworks enabled by provincial and territorial governments: (i) private cannabis retailers licenced by the provincial government; (ii) government run retail stores; and (iii) a combination of both frameworks. Regardless of the framework, the adult-use recreational cannabis market is ultimately supplied by federally licenced cultivators and processors. In most instances, provinces and territories have a government run wholesaler that is the exclusive source of cannabis products for retailers. The wholesalers, in turn, acquire cannabis products from the federally licenced cultivators and processors. The following chart outlines the current basic regime for adult-use recreational cannabis sales in each province and territory of Canada. Activity Privately Operated Publicly Operated Storefront Adult Use Sale British Columbia Alberta Saskatchewan Manitoba Ontario Newfoundland and Labrador Nunavut Yukon Northwest Territories British Columbia Québec New Brunswick Nova Scotia Prince Edward Island Online Adult Use Sale Alberta Saskatchewan Manitoba Nunavut British Columbia Ontario Québec New Brunswick Nova Scotia

- 25 - Activity Privately Operated Publicly Operated Yukon Prince Edward Island Newfoundland and Labrador Northwest Territories German Regulatory Framework Overview of the Company’s Investments in Germany The Company, through its wholly-owned subsidiary 10870277 Canada Inc., has acquired a 25% interest in the capital of alpha-cannabis Pharma GmbH (“ACG”). In addition, the Company has entered into two supply agreements with ACG: one for the supply of CBD isolate from ACG, and the other for the supply of dried cannabis flower from Organigram Inc. to ACG, which have been terminated. On June 25, 2024, the Company announced a strategic investment in Sanity Group, representing its first significant strategic investment aimed at expanding its presence in the European cannabis market. Using proceeds from its Jupiter strategic investment pool, the Company has agreed to invest €14 million (~ $21 million) initially comprised of €11.5 million via an unsecured convertible note and €2.5 million cash to purchase equity interests from existing Sanity Group founders and shareholders providing the Company with a minority stake in Sanity Group. In addition, the Company may advance another €3 million (~ $4.5 million) as a second tranche of the unsecured convertible note for future opportunities to be pursued by Sanity Group subject to the satisfaction of certain conditions. Overview of the Current Regulatory Framework for Cannabis in Germany In 2024, Germany has fundamentally revised the legal framework regarding cannabis by passing the so- called Cannabis Act (Cannabisgesetz – CanG), which introduced the Law on the handling of cannabis for consumption (Konsumcannabisgesetz – KCanG) and the Medical Cannabis Act (Medizinal-Cannabisgesetz – MedCanG) and amended other related laws, inter alia the BtMG. Cannabis is no longer a narcotic drug within the meaning of Sec. 1 German Federal Law on Narcotic Drugs (Betäubungsmittelgesetz – BtMG). Neither the KCanG nor the MedCanG were amended in fiscal year 2025. Cannabis may be prescribed by doctors for medical purposes. The system for prescribing medical cannabis introduced in Germany in 2017 is now laid down in the MedCanG. The MedCanG aims to facilitate the access of patients to medicinal cannabis and prevent its misuse. In principle, a licence is required by anyone wishing to cultivate, produce, trade, import, export, dispense, sell, otherwise place on the market, obtain or acquire cannabis for medical purposes or cannabis for medical-scientific purposes. The licence is issued by the Cannabis Agency as part of the Bundesinstitut für Arzneimittel und Medizinprodukte and is subject to numerous conditions, including that the cannabis must be cultivated in accordance with the guidelines on Good Agricultural and Collection Practices (GACP). The previous procedure of issuing licences by tender for the cultivation of cannabis for medical purposes has been abolished. An extensive tendering procedure after which the Cannabis Agency concludes supply and service contracts under civil law with the successful bidders, then buys the cannabis produced and subsequently sells it to pharmacies, wholesalers etc., is no longer necessary. Instead, the distribution of domestically harvested cannabis for medical purposes will be carried out under the market economy and legal responsibility and decision of the economic operators holding a cultivation licence or a marketing authorisation.

- 26 - However, the most fundamental change is that Germany has created legal access to cannabis for recreational use. The approach is based on two pillars. The first pillar allows for private cultivation by adults for their own use, and for shared, non-commercial cultivation of cannabis in cultivation associations. The new regulatory framework for this is set out in the KCanG. The second pillar provides for regional model projects with commercial supply chains. However, this second pillar is not yet in effect. For private cultivation for personal use, it is now permitted for adults aged 18 and above to possess up to 25 grams of dried cannabis in public and up to 50 grams in private. The cultivation of up to three female flowering cannabis plants per person is permitted. Also, non-commercial cultivation associations, so-called cannabis social clubs, with up to 500 members can be founded. These associations are allowed to cultivate cannabis collectively and distribute it among their members. A licence is required, which is subject to numerous conditions. It is prohibited to consume cannabis in certain areas, e.g. near schools, in the premises of cultivation associations and in pedestrian zones between 7:00 and 20:00. Among other things, the KCanG does not consider CBD to be ‘cannabis’, meaning that it is not subject to the prohibition regulation under Sec. 1 para. 1 KCanG. The extraction of CBD from the cannabis plant is also not prohibited. Moreover, dealing of cannabis seeds is permitted as long as the cannabis seeds are not intended for unauthorised cultivation. However, the import of cannabis seeds for the purpose of private home cultivation of cannabis or the communal home cultivation of cannabis in cultivation associations is only permitted from Member States of the European Union. The import and export of recreational cannabis remains prohibited as well as importing cannabis products. The second pillar envisages the implementation of a scientifically designed pilot project in selected regions for five years. This will allow companies to produce, sell and distribute recreational cannabis within a licensed and state-controlled framework to adults in specialised shops. The model will be scientifically monitored and evaluated. The effects of a commercial supply chain on the protection of health and minors as well as the black market will be analysed in more detail. However, no legal provisions have yet been created for the establishment of model regions, so that the second pillar is so far only a concept. In view of the current political situation in Germany and the complex deliberations required for the adoption of the legal regulations, it is uncertain whether such regulations will be created. Despite legalisation, challenges remain, particularly in relation to the bureaucratic hurdles faced by cultivation associations when they are set up. United Kingdom Regulatory Framework Summary In the UK, cannabis and certain cannabinoids and products containing those ingredients are controlled drugs (unless exempt). Accordingly, it is unlawful to possess, supply, offer to supply, produce, import or export these drugs except under a Home Office (“HO”) licence. However, Sativex (nabiximols) and Epidyolex (highly purified CBD), have received a UK marketing authorization (product licence) from the Medicines and Healthcare Products Regulatory Agency (“MHRA”) and can be prescribed in the UK. Further, there are regulations which allow for the possession and use of unlicensed cannabis-based products for medicinal use in humans (“CBPM”) (i.e., those that do not have a marketing authorization) under the “specials” regime without a HO licence provided strict rules are met (see below).

- 27 - Correspondingly, the regulations allow for the import of finished CBPMs, or ingredients for the use in, and the manufacture of, CBPMs in the UK. In particular, only persons with certain registrations and licences from both the HO and the MHRA can import CBPMs or ingredients for the manufacturing of CBPMs. Importers and manufacturers must comply with strict requirements regarding packaging, storage, processing and record keeping in relation to CBPMs (among others). Control of Cannabis and Cannabinoids Cannabis is a Class B controlled drug under Part 2 of Schedule 2 to the Misuse of Drugs Act 1971 (“MDA 1971”). Cannabis is defined in section 37(1) of the MDA 1971 and is, in summary, the plant or any part of the plant with limited exceptions (the exceptions are the mature stalk; fibre produced from the mature stalk; or the seed of any such plant). Cannabis is also listed in Schedule 1 to the Misuse of Drugs Regulations 2001 (“MDR 2001”), which regulations provide the legal framework for access to controlled drugs for legitimate purposes. Further, a number of cannabinoids are controlled as Class B drugs under Part 2 of Schedule 2 to the MDA 1971 and Schedule 1 of MDR 2001, including cannabinol and its derivatives. Pure CBD is not a controlled drug, however preparations or products from which it is derived may be. It is unlawful to possess, supply, offer to supply, produce, import or export controlled drugs except under a HO licence, which may be obtained for various legitimate purposes – including in relation to CBPMs (see below). It is also an offence to cultivate any plant of the genus cannabis except under a HO licence. MHRA Marketing Authorization Sativex (nabiximols) and Epidyolex (highly purified CBD), have received a UK marketing authorization (product licence) from the MHRA, pursuant to paragraph 5, part 1 of Schedule 4 to the MDR 2001 and paragraph 10 of Schedule 5 to the MDR 2001 respectively. This means that these drugs can be prescribed in the UK, and certain restrictions on import and possession are relaxed. Cannabis-based products for medicinal use in humans With effect from November 1, 2018, the UK government amended the MDRs 2001 to permit unlicensed CBPMs to be used in humans, under certain circumstances. Regulation 2 of MDR 2001 defines CBPMs as: a preparation or other product […] which (a) is or contains cannabis, cannabis resin, cannabinol or a cannabinol derivative (not being dronabinol or its stereoisomers); (b) is produced for medicinal use in humans; and (c) is (i) a medicinal product, or (ii) a substance or preparation for use as an ingredient of, or in the production of an ingredient of, a medicinal product. Under regulation 16A of the MDRs 2001, unlicensed CBPMs (see above for those with a marketing authorization) may be ordered where they are: for use in a clinical trial; or a special medicinal product for use in accordance with a prescription or direction of a specialist medical practitioner registered under section 34D of the Medical Act 1983. Special medicinal product is defined in the Human Medicines Regulations 2012, regulation 167. In summary, this includes products that are supplied in response to an unsolicited order, manufactured and assembled in accordance with the specification of specialist medical practitioners, and are for use by a patient whose treatment that practitioner is directly responsible to fulfil the special needs of that patient. The only persons entitled to acquire these special medicinal products are: doctors or dentists registered in the UK; supplementary prescribers (e.g. an appropriately qualified nurse or pharmacist); nurse independent prescribers or pharmacist independent prescribers; pharmacists in hospitals, health centres or registered

- 28 - pharmacies; wholesale dealers licensed for distribution for supply to the order of any of the above; manufacturers licensed for manufacture, assembly or import for supply to the order of any of the above. Import and Manufacture Specialist Importers that intend to import unlicensed CBPMs, or ingredients to manufacture unlicensed CBPMs, must: obtain an HO domestic licence – permitting the control, use and possession of controlled drugs within the UK; obtain an active substance registration with the MHRA; and obtain various licences depending on their intended activity: manufacturer’s ‘specials’ licence – allowing the manufacture of unlicensed medicines (‘specials’), and the import of unlicensed medicinal products from outside the EEA; wholesale distribution / dealer’s licence – for the sale / supply of medicines to persons other than the patient. This also allows a person to import unlicensed medicinal products from countries inside the EEA. There are various HO and MHRA requirements that specialist importers must comply with in order to obtain the appropriate registrations and licences. Further, in relation to each import, a specialist importer must: apply to the HO for a licence to import the relevant product in the requested quantity. These are usually processed within 10 working days of receipt and last for three months for a single use; and notify the MHRA of the intention to import the requested quantity at least 28 days before the proposed date of import. This notification must contain certain, specified information. Once products arrive in the UK, they will be subject to a customs check and placed into quarantine at a specialist importer warehouse to be checked to ensure they meet any MHRA standards. Importers and manufacturers must comply with strict requirements regarding packaging, storage, processing and record keeping in relation to CBPMs (among others). Australian Regulatory Framework Under Australia’s federal system, activities related to medical cannabis are regulated at both the Commonwealth (national/federal) level and at the individual state and territory level. In October 2016, the Australian Government introduced amendments to the Narcotic Drugs Act 1967 (Cth) (the “ND Act”), through the Narcotic Drugs Amendment Act 2016 (Cth), and a new Narcotic Drugs Regulation 2016 (Cth) (the “ND Regulation”) which introduced a Commonwealth (national) licensing and permit scheme for the cultivation, production and manufacture of medical cannabis and medical cannabis products. The scheme is administered primarily by the Office of Drug Control (the “ODC”) within the Commonwealth Department of Health and Aged Care. The scheme was amended in 2021 by the passage of the Narcotic Drugs Amendment (Medicinal Cannabis) Act 2021 (Cth), to streamline the current Commonwealth licensing and permit scheme. Licences and permits for cultivation, production and manufacture of medical cannabis and medical cannabis products are issued and managed by the Medicinal Cannabis Section of the ODC and compliance is monitored by the Monitoring and Compliance Section of the ODC. The Therapeutic Goods Act 1989 (Cth) (the “TG Act”) and its subordinate legislation (particularly the Therapeutic Goods Regulations 1990 (Cth) (the “TG Regulations”)) also operate at the Commonwealth level in parallel to the ND Act and ND Regulation to more generally regulate therapeutic goods, including medical cannabis products. Such regulation covers their import into or export from Australia, and their manufacture, advertisement and supply in Australia, including the import, export and production of medical cannabis raw materials for use in the manufacture of finished therapeutic goods. The Commonwealth therapeutic goods regime is administered by the Therapeutic Goods Administration. One of the key requirements is that therapeutic goods must be registered, listed or included in the Australian Register of Therapeutic Goods (“ARTG”) before they can be imported, exported, manufactured or supplied

- 29 - in Australia, unless they exempt from this requirement. Presently, medical cannabis products are usually dealt with pursuant to exemptions that accommodate certain schemes administered by the TGA which provide access to unapproved therapeutic goods, primarily the Special Access Scheme (“SAS”), Authorised Prescriber Scheme (“APS”) and schemes relating to the conduct of clinical trials. In late 2023 and through the course of 2024, a series of significant changes were made to the TG Act, TG Regulations and other subordinate legislation and instruments to reform the regulation of “vaping goods” in Australia. Although the reforms were predominantly focused on tightly regulating the lawful importation, manufacture and supply in Australia of vaping goods for smoking cessation or nicotine dependence (being vaping goods containing nicotine as the only active ingredient or no active ingredients at all), and effectively banning all other recreational and therapeutic vaping goods, they have had important ancillary regulatory effects on products that comprise or contain medicinal cannabis for vaping (including both liquid and solid forms). Between August and October 2025, the TGA conducted a consultation into the regulatory oversight of unapproved medicinal cannabis products, which notably sought feedback on whether there is appropriate regulatory oversight of unapproved medicinal cannabis products accessed under the SAS and APs schemes, and whether changes should be made in relation to the regulatory pathways for access to medicinal cannabis products. The outcome of the consultation is expected to be published before the end of 2025, and is expected to lead to proposals to reform the medicinal cannabis regulatory framework. Further, for medicinal cannabis materials or products that are imported into or exported from Australia, there is an additional import/export regime that applies under the Customs Act 1901 (Cth), and the Customs (Prohibited Imports) Regulations 1956 (Cth) (the “CPI Regulations”) and the Customs (Prohibited Exports) Regulations 1958 (Cth) (the “CPE Regulations”). Although the regimes under the ND Act and TG Act described above touch on import and/or export activities, the import and export of medicinal cannabis materials and products also require compliance with the additional import-specific and export-specific requirements of the CPI Regulations and CPE Regulations, respectively. New, additional import-export obligations may apply if the medicinal cannabis products are vaping goods. As ‘prohibited drugs’ under the CPI Regulations and CPE Regulations, cannabis and medicinal cannabis products (whether raw/starting materials, refined active ingredients or finished dosage forms) can only be imported by a person holding an import licence and import permit under the CPI Regulations. A licence must be obtained from the Narcotics Control Section (the “NCS”) of the ODC, which requires, among other things, establishing the qualifications and experience of the applicant, that they are a fit and proper person to hold a licence and undertake the proposed activities, and that adequate security arrangements will be implemented in respect of the goods. In the case of medicinal cannabis products that are prefilled (refillable) vaping devices, or that are vaping substances packaged with a vaping device or accessory, a separate licence and permit to import those items as “vaping goods” is also required. Similarly, medicinal cannabis products in their various forms can only be exported by a person holding an export licence and export permit under the CPE Regulations, which also must be obtained from the NCS pursuant to a similar assessment of the applicant’s qualifications, experience and suitability to hold an export licence. An important additional requirement for obtaining an export permit for a consignment of medicinal cannabis is demonstrating that the competent authority in the receiving country has given its prior approval to the proposed import into that country. All medicinal cannabis materials and products manufactured in Australia, or manufactured overseas and imported for human therapeutic use in Australia, must also meet all mandatory standards applicable to such goods under the TG Act. Key among these are the standards set out in Therapeutic Goods (Standard

- 30 - for Medicinal Cannabis) (TGO 93) Order 2017 (“TGO 93”). Significant amendments to TGO 93 were made in March 2022, which were subject to transition periods to allow industry time to make any necessary changes in respect of their products, with all medicinal cannabis products released for supply in Australia on or after 1 July 2023 having been required to comply with these requirements. One of the key requirements of TGO 93 is that, except for certain kinds of starting material, medicinal cannabis products that are manufactured overseas must meet, and must be certified, licensed or confirmed to meet, certain minimum good manufacturing practice (“GMP”) standards. In addition, as a result of the vaping goods reforms, medicinal cannabis that is imported into Australia to be used as starting material in the manufacture of finished goods that are vaping substances is now subject to the requirement that its importation be formally notified to the TGA before the importation occurs. A similar TGA notification requirement applies to the importation of vaping devices and accessories which are intended to be used with medicinal cannabis and which rely on the usual exemption pathways for unapproved goods. Where medicinal cannabis products are imported, manufactured or supplied in the form of prefilled vaping devices, or medicinal cannabis substances for vaping are supplied in a packaged form that includes a vaping device (or vaping device accessory), the device components of those goods are generally required to comply with the ‘essential principles’ for medical devices specified in Schedule 1 to the Therapeutic Goods (Medical Devices) Regulations 2002 (Cth) (“MD Regulations”) (which are subordinate to the TG Act). A significant requirement of the essential principles is that the sponsor of a device must hold, or be able to readily obtain from the manufacturer, evidence (including clinical evidence) establishing the safety and performance of the device for its intended purpose. The Australian states and territories regulate lawful dealings in medicines and poisons primarily by reference to their scheduling status. Medicines and poisons are categorized into different schedules depending on their intended use(s) and potential for harm, with the intention that different levels of control will be applied by reference to the different schedules. There is a measure of national uniformity due to the fact that the categorization of substances into schedules occurs at the Commonwealth level, through promulgation and regular amendment of the Standard for the Uniform Scheduling of Medicines and Poisons (“Poisons Standard”) (most recently made – as at the date of preparation of this summary – as the Therapeutic Goods (Poisons Standard—October 2025) Instrument 2025). However, each state and territory individually, through its own laws, adopts the Poisons Standard (with occasional jurisdictional modifications) and to a similar (but not identical) extent the various intended controls. Medicinal cannabis products for human therapeutic use are mostly in Schedule 8, a category which the Poisons Standard describes as ‘controlled drugs’, being substances which should be available for use but require restrictions on manufacture, supply, distribution, possession and use to reduce abuse, misuse and physical or psychological dependence. A limited class of medicinal cannabis products containing predominantly CBD are also listed in Schedule 4 (being ‘prescription-only’ medicines) and in Schedule 3 (‘pharmacist-only medicines’). Cannabis products for non-human research are in Schedule 9 – such ‘prohibited substances’ are susceptible to abuse or misuse and their manufacture, possession, sale or use should be prohibited by law except when required for medical or scientific research or for analytical, teaching or training purposes with approval of Commonwealth and/or state or territory health authorities. United States Regulatory Framework The United States federal government regulates drugs primarily through the Controlled Substances Act (“CSA”). Cannabis (generally referred to under U.S. federal law either as “marijuana” or “marihuana”), other than hemp (currently defined as all parts of the plant Cannabis sativa L. with a delta-9-THC

- 31 - concentration of not more than 0.3% on a dry weight basis), is classified as a schedule I controlled substance. Hemp, as defined in the Agriculture Improvement Act of 2018, is not scheduled under the CSA and is considered an agricultural commodity. Under the United States’ federal system of government, activities related to cannabis and hemp are regulated at both the federal level and at the individual state or territory level. Currently, the Company only has hemp-derived THC products in the United States. Hemp Regulation of the United States On December 20, 2018, U.S. President Donald Trump signed into law the Agricultural Improvement Act of 2018 (the “2018 Farm Bill”), which changed hemp’s legal status by removing hemp and extracts of hemp from the schedules of the CSA. The 2018 Farm Bill also created a specific exemption from the CSA for THCs found in hemp. Accordingly, the production, sale, and possession of hemp or extracts and THCs of hemp do not violate the CSA. Under the 2018 Farm Bill, hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3% on a dry weight basis” . In addition, with the 2018 Farm Bill defining hemp to include cannabinoids, derivatives, and extracts, the Drug Enforcement Administration does not have regulatory jurisdiction over hemp products, so long as the THC level of such products is at or below 0.3% delta-9 on a “dry weight basis,” and the hemp and its derivatives were grown and processed by a person holding a license issued by either (i) the U.S. Department of Agriculture (“USDA”) or (ii) the applicable state agency in a state with a USDA-approved hemp plan. Despite almost seven years since the enactment of the 2018 Farm Bill, the status of certain hemp products under federal law remains ambiguous, including, without limitation: (i) products containing CBD; (ii) products containing certain amounts of delta-9 THC per serving, but less than 0.3% delta-9 THC on a dry weight basis (refer to the November 12, 2025 update below); and (iii) derivative products containing chemically converted cannabinoids. Although the passage of the 2018 Farm Bill legalized hemp and hemp-derived cannabinoids, it did not further amend the Federal Food, Drug, and Cosmetic Act, as implemented by the U.S. Food and Drug Administration (“FDA”). The FDA has stated in guidance and other public statements that it is prohibited to sell a food, beverage or dietary supplement to which THC (or CBD) has been added. While the FDA does not have a formal policy of enforcement discretion with respect to any products with added CBD or THC, the agency has stated that its primary focus for enforcement centers on products that put the health and safety of consumers at risk, such as those claiming to prevent, diagnose, mitigate, treat, or cure diseases in the absence of requisite approvals. The agency’s enforcement to date has therefore focused on products containing CBD that make drug-like claims, products with synthetic cannabinoids such as delta-8 THC, and products that are appealing to children. Nevertheless, there is the risk that the FDA could expand its enforcement activities and require additional manufacturing, packaging or labeling requirements, or order companies to cease distributing such products altogether. Such regulatory actions and associated compliance costs may hinder our ability to successfully compete in the market for such products. Further, on November 12, 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products. The law includes a 365-day transition period, such that the new prohibition would not take effect until November 2026. Efforts are underway to reverse or narrow the new prohibition, but no result is guaranteed.

- 32 - In addition to the considerations discussed above, due to ongoing public attention and continuing state legislative focus, there also exists a rapidly changing patchwork of state laws governing hemp and hemp- derived products. Many states have specifically enacted laws regulating or prohibiting the production, distribution, and/or sale of hemp products—while other states have left such products unregulated. The legal treatment of hemp products varies widely across states—with state differences often depending on whether the product is (i) intended to induce, or may have, an intoxicating effect, and (ii) the particular product form (i.e., as a beverage, vape, topical, flower, gummy, among others). Moreover, those states that do regulate hemp products often share regulatory authority among at least two state agencies. Currently, intoxicating hemp products (in at least one product form) are permitted by at least thirty-eight states (and Puerto Rico), whereas 12 states (including the District of Columbia) prohibit such products. RISK FACTORS There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly. Retail Consolidation and Vertical Integration The Canadian cannabis retail industry has seen an increase in: (i) the rate of consolidation of retail stores in provinces where private retail stores are permitted, and (ii) vertical integration by LPs operating in the retail industry, despite regulatory prohibitions intended to prevent this. In some cases, the retailers are affiliated with LPs who are direct competitors of the Company. As the Company currently does not own or operate any retail store, there is a risk that the Company loses product listings with retail stores owned by its competitors. An increase in consolidation or vertical integration of cannabis retail stores could materially and adversely affect the Company’s business and financial condition. The Changing Legal Status of Hemp-Derived Products in the United States The Company invests in certain entities in the U.S, including a cannabis and hemp genetics licensing company. While these entities comply with U.S. laws, any widespread enforcement against the entities’ customers could negatively impact the Company’s investments, and could adversely affect the Company’s business operations and financial condition. In November 2025, the U.S. enacted the Continuing Appropriations and Extensions Act of 2026 (H.R. 5371), which includes a provision (section 781) to amend the definition of hemp in the 2018 Farm Bill to effectively eliminate hemp-derived THC products, although the change does not become effective for 365 days from the date of enactment. Organigram’s U.S. offerings would be directly impacted by this change in law; additionally, Organigram has investments in hemp seed and hemp ingredient manufacturers in the U.S. that may be impacted by this legislation. Efforts are underway to repeal, replace, or delay this amendment, but whether any change will occur is uncertain. If current federal legislation is not amended or reversed, Organigram may have to sell, wind-down or otherwise restructure its hemp THC product related activities in the U.S. by November 2026. In addition to federal uncertainty, unforeseen regulatory obstacles or compliance costs may hinder our ability to successfully compete in

- 33 - the market for such products, which could adversely impact our business, operating results, financial condition, brand and reputation. The Company competes with other hemp THC products, state-legal cannabis products and products available in the illicit market, and the public is often uninformed about the differences of these markets. We test all of our products for safety and quality. However, many of our competitors in the market may not do so. Because our business is dependent, in part, upon continued market acceptance of THC by consumers, any negative trends relating to cannabis or hemp could adversely affect our business operations. For example, consumers may hear about negative health or safety outcomes for a competitor’s product and ascribe those outcomes to the entire category. Negative views of the category caused by third party may hinder our ability to successfully market our products, or lead to new laws or regulations that prohibit or limit the sale of such products, which could adversely impact our business, operating results, financial condition, brand and reputation. Recent public reports suggest that President Trump will issue an executive order directing federal agencies to reschedule cannabis (“marihuana” in the CSA) from schedule I to schedule III. That would represent a significant, formal acknowledgement that cannabis has medical value and less potential for abuse than schedule I and II controlled substances. However, a controlled substance may not be rescheduled by executive order, and any final order and administrative rules are likely to be challenged through litigation, and rescheduling could be delayed or ultimately denied. Furthermore, even if the U.S. does reschedule cannabis to schedule III, cannabis would remain a controlled substance and be subject to the CSA’s requirements including registration with the Drug Enforcement Administration (“DEA”). Accordingly, the state regulated cannabis programs as they exist today would still be federally illegal. Organigram does not intend to participate in the state cannabis programs unless and until doing so is no longer federally illegal or with the implementation of an appropriate structure. Furthermore, the rescheduling, in conjunction with certain amendments to the definition of hemp set to take effect in November 2026, would prohibit certain hemp products or subject them to more stringent restrictions than those currently in place. Cyber Security The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches; however, there can be no assurance that such losses will not occur in the future. The Company’s risk and exposure to these matters cannot be fully mitigated due to the evolving nature of cyber threats. As a result, cybersecurity and the continued development and enhancement of controls, processes, and practices designed to protect systems, software, data, and networks from attack, damage, or unauthorized access remain a priority.

- 34 - Since 2023, a number of device-level cyber remediations have been implemented, including the deployment of BitLocker, an enterprise-class standard for hard-drive encryption, and the disabling of USB drives to reduce the possibility of sensitive-data leakage. At an operational level, a network traffic access management appliance (Claroty) has been deployed to minimize unauthorized third-party access to equipment and systems in the manufacturing environment. Finally, in pursuit of a more integrated and secure IT environment, certain on-premise systems have been decommissioned and functionality migrated to Tier 1 third-party-managed cloud-based environments that offer more robust security and controls. As cyber threats continue to evolve, the Company may be required to expend additional resources to further enhance protective measures or to investigate and remediate potential security vulnerabilities. Competition There is potential that the Company will face intense competition from other companies, some of which have longer operating histories, more financial resources and production and marketing experience, and lower costs than the Company. The cannabis industry and businesses ancillary to and directly involved with cannabis businesses are undergoing rapid growth and substantial change, which has resulted in an increase in new and existing competitors, consolidation and formation of strategic relationships. As such, the Company faces competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The Company is likely to continue to face increasing and intense competition from these companies. Increased competition by larger and better financed competitors could materially and adversely affect the Company’s business, financial condition and results of operations. The Company expects that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, the Company will require a continued investment in research and development, marketing, sales and customer support. The Company may not have sufficient resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect the Company’s business, financial condition and results of operations. Acquisitions or other consolidating transactions in the cannabis industry could harm the Company in a number of ways, including losing customers, revenue and market share, or forcing it to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the industry may intensify and place downward pressure on retail prices for the Company’s products and services, which could negatively impact the Company’s profitability. Changes in the number of licenses issued by Health Canada, as well as other regulatory changes in both Canada and internationally that have the effect of increasing competition, could have an adverse impact on the Company’s ability to compete for its market share. The Company has identified a trend of certain competitors inflating THC potency values being labeled on flower products in order to gain market share. Regulatory scrutiny has intensified, particularly around inflated THC potency labeling, prompting initiatives by the Ontario Cannabis Store, Health Canada, and the Cannabis Standards Alliance of Canada to establish consistent testing and enforcement, but this practice has negatively impacted the Company’s flower sales and margins and may continue to do so for the foreseeable future.

- 35 - Competition from the Illicit Market The Company faces competition from unlicensed and unregulated market participants, including individuals and groups that process and sell cannabis without a licence, such as illicit cultivators and retailers and other illicit participants selling cannabis and cannabis-based products in Canada. These competitors may be able to offer products with higher concentrations of active ingredients than the Company would be authorized to produce and sell, use delivery methods that are currently prohibited form offering to individuals in Canada, use marketing and branding strategies that are restricted under the Cannabis Act and the Cannabis Regulations, and make claims not permissible under the Cannabis Act and other regulatory regimes. The competition presented by these participants, and any unwillingness by consumers currently using these illicit distribution channels to begin purchasing from the regulated market, or any inability of law enforcement authorities to enforce laws prohibiting the unlicensed cultivation, production and sale of cannabis, could adversely affect the Company’s performance, result in increased competition through the illicit market for cannabis or have an adverse impact on the public perception of cannabis use, and of legal operators, all of which could have a materially adverse effect on the Company’s business, operations and financial condition. Risks Related to International Sales The Company currently sells its products in a number of jurisdictions and the sale of the products are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. There is no assurance that the Company will continue to meet the legal and regulatory requirements applicable to each jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to sell its products in certain jurisdictions. In January 2024, the Israeli government notified the Company that it was the subject of an anti-dumping investigation in respect of its cannabis exports to Israel. On July 3, 2025, the Israel Ministry of Justice announced that it had concluded the Minister of Finance’s veto of the proposed anti-dumping duty was valid, and no anti-dumping duty would be imposed on Canadian producers. While the outcome was favourable for Canadian producers, it is unclear whether the process undertaken will result in a material adverse effect in the Company’s sales. Ability to Meet Production Targets The Company sets production targets for different product formats. Actual production amounts may not achieve targeted production figures as a result of many factors including but not limited to: operational efficiency, genetic drift in the strains of cannabis plants grown, shift in strains grown as a result of competitive pressure, natural variations in plant development, inability to precisely influence growth measures as a result of numerous variables that may influence the plant growth that are varied from one growth cycle to another, product that does not meet quality assurance specifications, or operational inefficiencies. Future Acquisitions or Dispositions and Management of the Impact of Such Transactions on the Company’s Operations In the event that the Company proceeds with a material acquisition, disposition or other strategic transaction, such transaction would be subject to a number of risks, including: (i) potential disruption of the Company’s ongoing business, (ii) distraction of management, (iii) the Company may become more financially leveraged, (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected, (v) increasing the scope and complexity of the Company’s operations, and (vi) loss or reduction of control over certain of the Company’s assets.

- 36 - The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations. Changes in Laws, Regulations and Guidelines The Company’s business is subject to various laws, regulations and guidelines relating to marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis but also laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines may cause adverse effects to the Company’s operations. The legislative framework pertaining to the Canadian cannabis market is subject to significant federal, provincial and territorial regulation, which varies across provinces and territories and results in an asymmetric regulatory and market environment, different competitive pressures, and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such markets. The laws, regulations and guidelines applicable to the cannabis and hemp industries domestically and internationally, including in Germany, the UK, Australia and the U.S. may change in ways currently unforeseen by the Company. Continued uncertainty exists with respect to the future interpretation and evolution of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis in Canada. The Company’s product portfolio and strategy includes vaporizable products which may be subject to negative consumer perception and may be subject to additional regulation and restriction over and above the current regulatory requirements in place under the Cannabis Act. This may include governmental restriction of the sale or composition of such products and/or imposition of additional costs. On December 5, 2023, Health Canada published guidance on cannabis products with what it deems to be intoxicating cannabinoids other than THC. The guidance identifies the cannabinoids CBN and THCV as “intoxicating” and recommends that they be regulated in the same manner as THC, whose potency is capped in the edible and extract categories. While the guidance encourages licensed processors to follow recommended controls, it does not mandate any action and does not have the force of law without legislative change. The guidance does, however, create some uncertainty regarding the manner in which certain cannabinoids may be regulated in the future. In March 2024, pursuant to the statutory review requirements under the Cannabis Act, a final report of an independent expert panel appointed to lead this review was published. The amendment, removal or addition of provisions in or to the Cannabis Act based on the recommendations resulting from this report could adversely affect the Company’s business. For example, recommendations related to imposing restrictions or prohibition of certain products with higher quantities or concentrations of THC or other intoxicating cannabinoids could limit and affect the types of products we can sell. Volatile Market Price of the Company’s Securities The market price of the Company’s securities may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Company’s securities to sell their securities at an advantageous price. Market price

- 37 - fluctuations in the Company’s securities may be due to the Company’s operating results, significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors, failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions, economic trends, acquisitions, dispositions, or material public announcements by government and regulatory authorities, the Company or its competitors, along with a variety of additional factors. Broad market fluctuations may adversely affect the market price of the Company’s securities. Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Company’s securities may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Company’s securities may be materially adversely affected. Reliance on Key Inputs and Wholesale Price of Cannabis Volatility The Company’s revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to the Company’s growing operations, as well other overhead costs such as electricity, water, and utilities. In light of ongoing international conflicts and tariff measures, any governmental measures taken as a result may have a negative impact on the costs, including for input materials, energy and transportation. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the Company’s financial condition and operating results. Some of the Company’s key inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company. This includes any change in the selling price of products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control, including but not limited to, government regulation, interest rates, inflation or deflation, supply and demand, and general prevailing political and economic conditions. Any price decline may have a material adverse effect on the Company’s business, financial condition and operations. Acquisition and Integration Risk The Company has in the past made and may in the future make acquisitions and investments that could divert management’s attention, result in operating difficulties and dilution to shareholders and otherwise disrupt the operations of the Company. The Company may have difficulty integrating any such acquisitions successfully or realising the anticipated benefits therefrom, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. See “General Development of The Business - Three-Year History” as it relates to the Company’s recent acquisitions.

- 38 - Pursuing potential strategic acquisitions or investment opportunities is one possible growth strategy. Any transactions that the Company enters into could be material to its business, financial condition, results of operations, cash flows and prospects. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, including: • diversion of management time and focus from operating the Company’s business; • use of resources that are needed in other areas of the Company’s business; • integration of the acquired company, including accounting systems and operations; • implementation or remediation of controls, procedures and policies of the acquired company; • difficulty integrating the accounting systems and operations of the acquired company; • coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company; • retention and integration of employees from the acquired company, and preservation of the Company’s corporate culture; • the potential loss of key employees; • unforeseen costs or liabilities, including the use of substantial portions of the Company’s available cash to consummate the acquisition; • adverse effects to the Company’s existing business relationships with customers; • the possibility of adverse tax consequences; • litigation or other claims arising in connection with the acquired company or investment; and • the need to integrate potential operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries. Government Regulation The business and activities of the Company are heavily regulated in all jurisdictions where the Company carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis, cannabis extracts, and cannabis derivatives. The Company is also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company regarding its products and services. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company. Failure to comply with the laws and regulations applicable to the Company’s operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and

- 39 - regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected. In light of the illegality of cannabis under U.S. federal law, any engagement in cannabis-related activities, both in Canada as well as in foreign jurisdictions, may lead to heightened scrutiny by regulatory bodies and other authorities that could negatively impact the Company and/or its personnel. Partnerships and Strategic Alliances/Investments The Company operates parts of its business through partnerships and strategic alliances (which includes strategic investments) with other companies, and the Company may enter into additional partnerships and strategic alliances in the future. The Company’s ability to complete partnerships and strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, such arrangements could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such arrangements. Future partnerships and strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future arrangements will achieve, or that the Company’s existing arrangements will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations. Management of Growth The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Expansion into New Markets Other Geographic Areas, which could Increase the Company’s Operational, Regulatory and Other Risks The Company, through its recent acquisitions of Motif and Collective Project, has expanded into new product categories and international jurisdictions, and may continue to do so in the future. As a result, the Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including the availability of necessary resources, the development of requisite expertise, economic instability, changes in laws and regulations, and the effects of competition. There is no assurance that the Company will be able to effectively manage the new products it acquires or introduces, including vapes and edibles, along with the performance and growth of such products. In addition to the jurisdictions described elsewhere in this Annual Information Form, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations. These factors may limit the Company’s

- 40 - ability to successfully introduce or acquire new products and expand its operations into foreign jurisdictions, and may have a material adverse effect on the Company’s business, financial condition and results of operations. Constraints on Marketing Regulated Products In light of the significant restrictions on marketing and promotional activities set forth in the Cannabis Act and related regulations, the Company’s business and operating results may be hindered by applicable restrictions on sales, branding and marketing activities. If the Company is unable to effectively brand and market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected. The Company’s success depends on its ability to attract and retain customers, and the restrictions on marketing, advertising and promotion of the Company’s cannabis products may adversely impact its ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. The failure to acquire and retain customers could have a material adverse effect on the Company’s business, financial condition and results of operations. Risks Inherent in an Agricultural Business The Company’s business involves the growing of cannabis plants, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures, lower THC or less desirable products and supply interruptions for the Company’s customers. Although the Company grows its products indoors under climate-controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products. Difficulties with Forecasts Due to the relatively early stage of the cannabis industry, together with recent and ongoing regulatory and policy changes in the cannabis industry, laws that prevent widespread participation in and otherwise hinder market research in the cannabis industry, and unreliable levels of market supply, the market data available for forecasting sales is limited and unreliable. As a result, the Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this stage of the cannabis industry, domestically and internationally. Market research and projections by the Company are based on assumptions from limited and unreliable market data. A failure in the Company’s ability to forecast demand for its products could have a material adverse effect on the business, results of operations and financial condition of the Company. Reliance Primarily on a Single Cultivation Facility To date, the Company’s cultivation activities have been primarily focused on the Moncton Campus in Moncton, New Brunswick and the Company will continue to primarily rely on it for the foreseeable future. Adverse changes or developments affecting the Moncton Campus could have a material and adverse effect on the Company’s business, financial condition and prospects, including impacting the quantity of product produced by the Company.

- 41 - Negative Cash Flow from Operations During the year ended September 30, 2025, the Company had positive cash flow from operating activities. The Company’s cash and short-term investments as at September 30, 2025, were approximately $3.9 million (excluding restricted cash). Although the Company anticipates that it will have positive cash flow from operating activities in future periods, the Company has, in prior years, had negative cash flow from operations and cannot guarantee it will have a cash flow positive status in the future due to continued investing in the business, and its efforts to become the leader in the adult-use recreational cannabis market in Canada and globally. To the extent that the Company has negative cash flow in any future period, certain of the proceeds from its offerings may be used to fund such negative cash flow from operating activities. Product Liability As a manufacturer and distributor of products designed to be consumed by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities. Financing There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Difficulties in Implementing its New ERP System Could Materially Adversely Affect the Company During fiscal years 2023 and 2024, the Company launched a new ERP system which provides for a more robust and secure financial system of record, among other supply chain and operational data. Various general IT controls are now centralized, and the Company is currently in the midst of stabilizing the new

- 42 - ERP system, which replaces its previous financial system. There can be no assurance that the ERP system will provide the information and benefits expected by management. The stabilization of the ERP system requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, cloud computing and software costs, in addition to other expenses in connection with the transformation of the Company’s organizational structure and financial and operating processes. The stabilization of the new ERP system may result in delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to stabilize the new ERP system as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations could be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted. Unknown Health Impact of Use of Cannabis and Derivatives There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medical purposes. As such, there are inherent risks associated with using the Company’s cannabis and derivative products. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur which could adverse affect social acceptance of cannabis and the demand for the Company’s products. General Business Risk and Liability Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities. Future Unfavourable Research Findings Regarding Vaporizers Vaporizers and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If a consensus were to develop among the scientific or medical community that the use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a development could also lead to litigation, reputational harm and significant regulation. Loss of demand for the Company’s products, product liability claims and increased regulation stemming from unfavorable scientific studies on vaporizer products could have a material adverse effect on the Company’s business, financial condition and results of operations. Product Recalls Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure.

- 43 - The Company had a voluntary recall in December 2016 and January 2017, after testing revealed the presence of low levels of myclobutanil and/or bifenazate in some of the lots, for which a class action lawsuit was filed and has now been settled. Undiscovered product liability claims are always a potential risk. However, if any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company would be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention thereby reducing the amount of time members of management would otherwise have focused towards managing the Company. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses. Reliance on Key Personnel and Security Clearance The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its executive and senior management. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of a member of the Company’s executive and senior management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. Further, as designated individuals of a licence holder under the Cannabis Act, key personnel of the Company are subject to a security clearance by Health Canada. There is no assurance that any of the Company’s key personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by any of those individuals to maintain or renew his or her security clearance, could result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if any such individual leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. Market Risk Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises two types of risk: currency rate risk and interest rate risk: Currency Risk Currency risk is the risk to the Company’s earnings that arise from fluctuations of foreign exchange rates. The Company is exposed to foreign currency risk, specifically with respect to the United States Dollar (USD). The translation of foreign currencies to Canadian dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for revenues and expense using an average

- 44 - exchange rate for the period. Therefore, fluctuations in the value of the Canadian dollar affect the reported amounts of net revenue, expenses, assets and liabilities. The resulting translation adjustments are reported as a component of accumulated other comprehensive income or loss on the consolidated balance sheet. As a result, changes arising from these risks have impacted the Company previously and it may be impacted for the foreseeable future. Interest Risk Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. From the beginning of 2022 to the middle of 2024, the Bank of Canada increased its overnight interest rate by 475 basis points in an attempt to bring inflation under control. During 2022, inflation in Canada rose to its highest level in four decades and was a result of, but not limited to the effects of, the tight labour market, global supply chain disruptions, strong economic growth and the war in Ukraine. Starting in June 2024 to the date of this Annual Information Form, the Bank of Canada has decreased its overnight rate by a total of 250 basis points. Despite these rate reductions, the Bank of Canada is continuing to monitor inflation figures, but ongoing economic uncertainty may result in a slower pace of overnight interest rate decreases or a slower pace of changes in interest rates available in the market. The Company may be exposed to interest rate risk pursuant to any long-term debt that it incurs from time to time. Significant Shareholder The Company has a significant shareholder, BT DE Investments Inc., a wholly owned subsidiary of BAT, that could significantly influence matters submitted to the shareholders for approval, including the election of directors and the approval of certain corporate transactions. In some cases, the significant shareholder’s interests may not be the same as those of the other shareholders. Information Systems Risk The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing

- 45 - operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition. Rising Energy Costs The Company’s extraction and manufacturing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably. Failure to Develop and Maintain Effective Internal Controls for Reliable Financial Results and to Prevent Fraud (SOX) Under Section 404 of the Sarbanes-Oxley Act (“SOX”) and SEC rules promulgated thereunder, the Company is required to design, document and test the effectiveness of its internal controls over financial reporting (“ICFR”) during the fiscal year ended September 30, 2025. ICFR are designed to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). There is no assurance that the Company’s efforts to design, develop and maintain its internal controls will be successful or sufficient to meet its obligations under SOX. Effective internal controls are required for the Company to accurately and reliably report its financial results and other financial information. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediating lapses in internal controls, may affect the Company’s ability to prevent fraud, detect material misstatements, and fulfill its reporting obligations. The Company has identified a material weakness in its internal control over financial reporting, as more fully described below, and does not know the specific time-frame needed to fully remediate such material weakness. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions. In addition, regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. The Company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s ICFR as of September 30, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 Framework. Based on this evaluation, management concluded that internal control over financial reporting was not effective as of September 30, 2025, due to the following material weakness in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness: • Management review controls designed to ensure the completeness and accuracy of complex spreadsheets used in the biological assets and inventory valuation processes, as well as user access rights and related controls over the inventory management application Ample system, were not designed or operating effectively. The material weakness related to the inventory management

- 46 - application Ample system was remediated through the decommissioning of the system application in the first quarter of Fiscal 2026, and the system application is no longer in use. As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls. Public Perception of Vaporizers There have been a number of highly publicized cases involving health issues that appear to be related to vaporizer devices and/or products used in such devices (such as vape or vaporizer liquids). The focus of these cases has been on vaporizer devices, the manner in which the devices were used and the related vaporizer device products. Some provinces, territories and municipalities in Canada have taken steps to prohibit the sale or distribution of vapes and vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors, substances and concentration of substances used, or use of such vaporizers. While the Company and its subsidiaries are not involved in any existing legal proceedings pertaining to vaporizer products, litigation relating to such topics is ongoing in the industry and that litigation could potentially expand to include the Company’s products, which would have a material adverse effect on its business, financial condition, operating results, liquidity, cash flow and operational performance. Government Regulation of Vaporizers Cannabis vaporizers in Canada are regulated under the Cannabis Act, the Cannabis Regulations and other applicable laws and regulations. Negative public sentiment may prompt regulators to decide to further limit or deter the industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. Health Canada also issued an information update advising Canadians who use cannabis derivatives containing vaping liquids to monitor themselves for symptoms of pulmonary illness. Certain provinces have already imposed provincial regulatory restrictions on the sale of cannabis vaporizer products. Governments and the private sector may continue to take further actions aimed at reducing the sale of cannabis containing vaping liquids and/or seek to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for the vaping products of the Company. Federal, provincial, and local regulations or actions that prohibit or restrict the sale of the vaping products of the Company, including cannabis derivative vaping liquids, or that decrease consumer demand for these products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels through taxation, or banning their sale, could adversely impact the Company. There can be no assurance that the Company will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions. Publicity or Consumer Perception The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis and other products produced by the Company. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings,

- 47 - regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by cannabis producers generally, which could have a material adverse effect on the Company’s business, financial condition and results of operations. Adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and derivative products in general, or the Company’s products specifically, or associating the consumption of cannabis or use of derivative products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed. Research in Canada, the U.S. and internationally regarding the benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Annual Information Form or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations. Concentration and Credit Risk Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations, and arises from deposits with banks, short term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The Company’s accounts receivables are primarily due from provincial government agencies, and a small number of international customers. The Company may be subject to collectability risk on our accounts receivables with international customers. For example, on October 7, 2023, a war began between the terrorist organization Hamas and Israel, and the Company has been monitoring the impacts the conflict has

- 48 - had and potential impacts the conflict could have on the Company, and has taken action in respect of its collection of its accounts receivable from Canndoc. The Company is thus exposed to credit risk in the event of non-payment by customers, and there can be no assurance that we can effectively limit our credit risk and avoid losses. Risk of Securities Class Action Litigation Securities class action litigation is often brought against companies following a period of volatility in the market price of their securities. Litigation can result in significant costs and damages and divert management attention and resources. Regulatory Proceedings, Investigations, and Audits The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation. The Company Relies on International Advisors and Consultants in Order to Keep Abreast of Material Legal, Regulatory and Government Developments that Impact the Company’s Business and Operations in the Jurisdictions in Which it Operates The legal and regulatory requirements in the foreign countries in which the Company may invest or operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company’s officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist with governmental relations. The Company must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business. Inflationary Risk The worldwide economy has experienced significant inflation and inflationary pressures. General inflationary pressures may affect labour and other operating costs, which could have a material adverse effect on the Company’s financial condition, results of operations, and the capital expenditures required to advance the Company’s business plans. While the Company has and will continue to take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which the Company operates, it could become increasingly difficult to effectively mitigate

- 49 - the increases to the costs. In addition, any governmental action to combat the inflationary environment may not be effective or may contribute to economic uncertainty or a recession. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may negatively impact future borrowing costs and may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition, and the trading price of its shares. Risks Related to Third-Party Data The Company relies on independent third-party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data. Liquidity Risk The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company’s Operations in Emerging Markets are Subject to Political and Other Risks Associated with Operating in a Foreign Jurisdiction The Company’s investments have operations in various emerging and foreign markets and the Company will be seeking to grow its operations through prudent synergistic acquisitions or development of international operations. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction. Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

- 50 - The Company continues to monitor developments and policies in the emerging and foreign markets in which it operates or invests and assess the impact thereof to its operations; however such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability. Risks Inherent in Investments The Company is not directly involved in the ownership or operation of and may have limited contractual rights relating to the operations of its current and future investee entities. An investee generally has the power to determine the manner in which its business is developed, expanded and operated, and the Company’s interest in an investee is subject to the risks applicable to the business carried on by the investee, and the Company may fail to realize all of the potential benefits from its investments. The interests of the Company and its investees may not always be aligned. As a result, any cash flows of the Company from investees will be dependent upon the activities of the investees, which creates the risk that at any time those investees may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend an investee’s ability to perform its obligations under agreements with the Company, or (v) fail to comply with applicable laws or best practices. Health Epidemics and Other Infectious Diseases A local, regional, national or international outbreak of a contagious disease, or the fear of a potential outbreak, could decrease the willingness of the general population to travel, cause staff shortages, reduced customer traffic, supply shortages and increased government regulation all of which may negatively impact the business, financial condition and results of operations of the Company. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in the Company’s supply chains and/or delays in the delivery of the Company’s inventory. Moreover, an epidemic, pandemic, outbreak or other public health crisis could cause employees to avoid Company properties, which could adversely affect the Company’s ability to adequately staff and manage its businesses. Risks related to an epidemic, pandemic or other health crisis could also lead to the complete or partial closure of one or more of the Company’s facilities or operations of the Company’s sourcing partners. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on the Company’s business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis could therefore materially and adversely impact the Company’s business, financial condition and results of operations. Product Security Given the nature of the Company’s products and the lack of legal availability of such products outside of channels approved by the Government of Canada, there is a risk of shrinkage and theft. A security breach at any of the Company’s facilities could expose the Company to liability and to potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential consumers from choosing the Company’s products.

- 51 - Litigation The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares, and could require the use of significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Marketing Risks Arising from Provincial Legislative Controls The provincial and territorial cannabis markets are end-consumer driven. It is not possible to predict the quantities of product that will be purchased and made available to the end consumer in such adult-use recreational cannabis markets. Further, certain regulations may limit the marketability of some of the Company’s products and the Company’s number of end consumers. These factors may have an adverse effect on the Company’s business. Anti-Money Laundering Laws and Regulation Risks The Company is subject to a variety of laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally. In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

- 52 - History of Losses The Company began its business in 2013, and generated minimal revenue until fiscal year 2017 and incurred losses since inception. Due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, the Company is subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, failure to successfully integrate the ERP system into the Company’s operations, and lack of revenues. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments. The Company’s Operations may be Impaired as a Result of Restrictions on the Acquisition or Use of Properties by Foreign Investors or Local Companies under Foreign Control Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company may make investments. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. No Assurance of Active and Liquid Market for Securities The Common Shares are listed on the TSX and on NASDAQ; however, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company. The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are outside of the Company’s control. Foreign Investment In relation to investments in international operations, there is a risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies to hold Canadian dollars or other foreign currencies in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; limitations on the repatriation of earnings; and increased financing costs. These risks may limit or disrupt the Company’s strategic alliances or investments, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit properties or utilize permits and licences and contractual rights may not be recognized by the court systems in such countries or enforced in accordance with the rule of law. Fraudulent or Illegal Activity by the Company’s Employees, Contractors and Consultants The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct that violates: (i) government regulations, (ii) manufacturing standards and healthcare requirements, (iii) federal and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that

- 53 - require the true, complete and accurate reporting of financial, personal, medical and/or insurance information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws, regulations or standards. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Even allegations of impropriety alone may have a material reputational impact on the Company’s business which could result in a material adverse effect on its financial condition or results of operations. Continuance of Contractual or Other Relations with Provincial and Territorial Governments Cannot be Guaranteed The Company expects to derive a significant portion of its future revenues from its supply arrangements with the various Canadian provinces and territories. There are many factors which could impact the Company’s contractual arrangements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Company’s products with retail customers. If the Company’s supply arrangements with certain Canadian provinces and territories are amended, terminated or otherwise altered, the Company’s sales and results of operations could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition and results of operations. Some provinces and territories have letters of intent or have moved to purchase orders or other listing agreements to form the basis of their distribution arrangements. In addition, the amount of cannabis that the provincial and territorial wholesalers may purchase under the supply arrangements may therefore vary from what the Company expects or has planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial and territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice, decides to return product or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Third Party Transportation In order for customers of the Company to receive their product, the Company must rely on third-party transportation services. This can cause logistical problems with and delays in patients, government entities and private retailers obtaining their orders and cannot be directly controlled by the Company. Any delay, theft, misappropriation or non compliance with applicable laws by third party transportation services may adversely affect the Company’s financial performance. Rising costs associated with the transportation service providers the Company uses to ship its products may also adversely impact the business and the ability of the Company to operate profitably. Moreover, security of the product during transportation is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and

- 54 - prospects. Any such breach could impact the Company’s ability to continue operating under its licences or the prospect of renewing its licences. Global Economy Risk An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it establishes a user base for its products. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the TSX and NASDAQ. Catastrophic Events Natural disasters, such as earthquakes, tsunamis, floods or wildfires, public health crises, such as epidemics and pandemics, political instability, acts of terrorism, war (including the war between the terrorist organization Hamas and Israel, and the war in Ukraine) or other conflicts and other events outside of the Company’s control, may adversely impact its business and operating results. In addition to the direct impact that such events could have on the Company’s facilities and workforce, these types of events could negatively impact consumer spending in the impacted regions or depending on the severity, globally, which would impact the Company’s strategic partners and in turn impact on demand for its products and services. The Company May Not be Able to Successfully Develop New Products or Find a Market for Their Sale The cannabis industry is still in the early stages of development. In attempting to keep pace with any new market developments, the Company has introduced new products, including vapes and beverages, and may continue to do so in the future. The Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from these new products and any others that may be introduced by the Company. As well, the Company may be required to obtain and maintain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations. Risk Factors Related to Dilution The Company may issue additional securities in the future, which may dilute a shareholder’s holdings, or a holder of a convertible security’s underlying relative interest, in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares and preferred shares, and shareholders, other than BAT, will have no pre-emptive rights in connection with any such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under its stock option plan and 2020 Equity Incentive Plan (as defined below) pursuant to which the Company has issued options, restricted share units and performance share units.

- 55 - Reliance on Licence Renewal The Company’s ability to produce, store and sell cannabis products in Canada is dependent on the validity of its licences issued by Health Canada. Failure to comply with the requirements of the licences or any failure to maintain these licences would have a material adverse impact on the business, financial condition and operating results of the Company. Refer to the table above in “Description of The Business – Licences” for the expiry dates of OGI’s licenses. The Company intends to renew its licences. Although management believes that it will meet the requirements of the Cannabis Act for extension of its licences, there can be no guarantee that Health Canada will extend or renew the licences or, if they are extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licences, or should it renew the licences on different terms, the business, financial condition and results of the operations of the Company will be materially adversely affected. Privacy The Company stores personal information about patients and employees, and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, there are a number of federal and provincial laws protecting the privacy and confidentiality of certain patient health information, including patient records, and restricting the collection, use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) and provincial statutes regulating the collection, use and disclosure of personal information, protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the privacy and confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company. Risks Related to the Strategic Equity Investment from BT DE Investments Inc. On November 5, 2023, the Company entered into the Subscription Agreement with the Investor, a wholly owned subsidiary of BAT, pursuant to which the Investor agreed to subscribe for a total of 38,679,525 Shares in the capital of the Company over the course of three tranches, the last of which closed in the second quarter of fiscal year 2025, for aggregate subscription proceeds of $124,559,674.36. The Follow-on BAT Investment involves certain risks, which are summarized below. • As the Follow-on BAT Investment is now completed, BAT has significant influence over the Company which may impact the liquidity of the Common Shares Due to the completion of the Follow-on BAT Investment, the Investor owns approximately 30.0% of the Company’s issued and outstanding Common Shares on a fully-diluted basis and an approximate 45.0% overall economic interest (excluding any accretion of the Class A Preferred Shares).

- 56 - In light of such ownership, the Investor is in a position to exercise significant influence over certain matters, affecting, or submitted to a vote of, the shareholders of the Company, including the election of directors and the determination of significant corporate actions. Pursuant to the investor rights agreement with BAT on March 10, 2021, which was amended and restated on January 23, 2024 (the “Amended and Restated IRA”), the Investor has the right to designate up to 30% of the nominees to the Company’s board of directors so long as the Investor continues to maintain certain share ownership thresholds and specific approval rights over certain fundamental actions taken by the Company. Accordingly, the Investor has significant influence over the Company and there can be no assurance that the Investor’s interests will align with the interests of the Company or other shareholders of the Company. Due to the completion of the Follow-on BAT Investment, the Common Shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where the Investor did not have the ability to significantly influence or determine matters affecting the Company. Additionally, the Investor’s significant voting interest in the Company may discourage transactions involving a change of control of the Company, including transactions in which an investor, as a holder of Common Shares, might otherwise receive a premium for its Common Shares over the then-current market price. • The Company may not realize the expected returns of the Follow-on BAT Investment which could have an adverse effect on the Company’s business and results of operations The Company believes that the completion of the Follow-on BAT Investment will allow it to capitalize on the significant growth opportunities in cannabis worldwide. As part of its growth strategy, the Company will continue to use proceeds from the Follow-on BAT Investment to invest in emerging cannabis opportunities and expand into international markets. However, certain risks and uncertainties are associated with such an investment strategy and expansion into new markets. For example, the Company may be unable to: identify suitable target investments that satisfy the investment parameters set out in the Amended and Restated IRA; successfully obtain and/or maintain any required regulatory approvals in foreign jurisdictions, potentially causing delays or impacting the development of its operations; and achieve satisfactory returns on acquired companies, particularly in countries where the Company does not currently operate. The failure to successfully implement any of the Company’s strategic initiatives following the Follow-on BAT Investment could have a material adverse effect on the Company’s business and results of operations. If the Company succeeds in expanding its existing business, that expansion may place increased demands on the Company’s management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the Company’s financial condition and results of operations. Additionally, the process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties and may require a disproportionate amount of the Company management’s attention and the Company’s financial and other resources. The Company can give no assurance that the Company will ultimately be able to effectively manage the operations of any acquired business or realize anticipated synergies. • The Investor may not maintain its equity interest in the Company Subject to certain temporary restrictions set out in the Amended and Restated IRA, the Investor is not obligated to maintain its equity stake in the Company at current levels or at all. Subject to compliance with applicable securities laws, the Investor may sell some or all of its Shares in the future. The Amended and Restated IRA contains demand and piggyback registration rights, on terms customary for a significant shareholder, pursuant to which the Company has agreed to facilitate sales of Shares by the Investor. If the Investor sells some or all of its Shares, including the Shares issued in connection with the Follow-on BAT

- 57 - Investment, the Company may not realize the benefits of the Investor’s strategic partnership. No prediction can be made as to the effect, if any, future sales by the Investor of Shares or other securities will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common Shares by the Investor, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares. Intellectual Property The ownership and protection of trademarks, patents, trade secrets and other intellectual property rights, are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology or the Company may not be able to secure required protection. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time- consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. In addition, other parties may claim that the Company’s products infringe on their proprietary or patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. Such licences, however, may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favourable to it, or at all, licences or other rights with respect to intellectual property that it does not own. The Company is a Foreign Private Issuer Within the Meaning of the U.S. Exchange Act The Company is a “foreign private issuer”, as such term is defined in Rule 405 under the United States Securities Act of 1933, as amended and Rule 3b-4 under the U.S. Exchange Act, and is permitted to prepare its financial statements (including those contained in its annual reports filed under the U.S. Exchange Act on Form 40-F) in accordance with IFRS, as issued by the IASB. The Company’s financial statements therefore may not be comparable to financial statements of U.S. domestic companies, which are required to be prepared in accordance with United States generally accepted accounting principles. In addition, as a “foreign private issuer” the Company is not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a U.S. domestic issuer would be required to file under the U.S. Exchange Act, although the Company will be required to furnish to the SEC on Form 6-K the continuous disclosure documents that is required to file in Canada un Canadian securities laws. Furthermore, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are long. As a foreign private issuer, the Company is also exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act, and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

- 58 - The Company’s status as a foreign private issuer under the U.S. Exchange Act would be lost if a majority of its Common Shares were held by persons in the United States and the Company failed to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer would be greater than the cost incurred as a Canadian foreign private issuer. Suppliers and Skilled Labour The Company’s ability to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure program may be significantly greater than anticipated by management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, capital expenditure plans. This could have an adverse effect on the Company’s financial results. The Company’s success will depend on the ability of its directors and officers to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations. Sufficiency of Insurance and Uninsurable Risks The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’ and officers’ insurance; property coverage; cargo insurance; credit insurance; and, general commercial and liability insurance. There is no assurance that claims will not exceed the limits of available coverage, if any, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost, or that any insurer will not dispute coverage of certain claims. There is also no assurance that coverage will be available to cover any or all claims. A judgment against the Company or any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company. There can also be no assurance that the Company will be able to secure insurance coverage on commercially reasonable terms, or at all, as it may require to implement its business objectives, including with respect to derivative products. While the Company may have insurance to protect its assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. No assurance can be given that such insurance will be adequate to cover the Company’s liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. The Company may be subject to liability for risks against which it cannot insure or against which it may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on its financial position and operations.

- 59 - TSX and NASDAQ Requirements The Common Shares commenced trading on the TSX on August 22, 2019 following the Company’s graduation from the TSX-V. The Company’s Common Shares also began trading on NASDAQ on May 21, 2019. The Company is required to comply with TSX and NASDAQ rules, policies and guidelines, especially when pursuing business internationally. As a public company, the business is subject to corporate governance and public disclosure requirements that may at times increase the Company’s compliance costs and risk of non-compliance. These regulations, rules, policies and guidelines may change over time, and failure to continue to meet them could result in significant material adverse consequences. The TSX has issued guidance directed at cannabis companies, and specifically with respect to any company operating in the United States. In addition, in connection with its listing on NASDAQ, the Company certified that neither it nor any of its subsidiaries will conduct any business activities in the U.S., or utilize any employees, facilities or operations in the U.S. Presently, the Company has no business in the U.S., but this could present additional barriers in the future should the Company seek to do business in any form in the U.S. Any violation of U.S. federal law regarding cannabis could result in delisting of the Company from TSX and NASDAQ. As a public company in the U.S., the Company is subject to additional legal, insurance, accounting, administrative and other costs and expenses which, in the aggregate, can be substantial. In addition, the Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and NASDAQ, including sustaining a minimum bid price for such Common Shares. If the Company fails to comply with listing standards and the TSX or NASDAQ delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: (i) a limited availability of market quotations for the Common Shares, (ii) reduced liquidity for the outstanding Common Shares, (iii) a reduced price at which the Common Shares trade at, including a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares, (iv) a limited amount of news about the Company and analyst coverage, (v) negative publicity and increased transaction costs inherent in trading such shares, (vi) a decreased ability for the Company to attract new investors, issue additional equity securities or obtain additional equity or debt financing in the future, and (vii) in the case of NASDAQ, the deterrence of U.S. broker-dealers from making a market in or otherwise seeking or generating interest in the Common Shares and the deterrence of certain institutions or persons from investing in the Company’s securities at all. There can be no assurance that the Company will maintain compliance with any of the TSX or NASDAQ requirements. The Company is a Large Accredited Filer The Company is a “large accredited filer” (as such term is defined in Rule 12b-2 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”)) as of August 31, 2021 and cannot rely on an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. As a result, the Company incurs significant audit expenses that did not previously apply to it when it was considered an “emerging growth company” (as such term is defined in Rule 12b-2 under the U.S. Exchange Act). In particular, the Company expects to continue to incur substantial accounting expense and expend significant management time on additional compliance-related issues. If the Company or its independent registered public accounting firm continues to identify deficiencies in its internal control over

- 60 - financial reporting as material weaknesses, the Company may be required to make prospective or retroactive changes to its financial statements, consider other areas for further attention or improvement, or be unable to obtain the required attestation in a timely manner, if at all. Anti-Dumping Risk The Company exports cannabis to customers in several countries outside of Canada and intends to continue pursuing international opportunities in jurisdictions where cannabis is or becomes legal for sale. It is possible that, due to the Company's ability to produce cannabis at lower costs than in some other countries, the Company will be able to offer its products at lower prices than those of domestic producers in some international markets. As a result, local authorities in these markets may take the position that the Company's prices constitute “dumping” under trade law, and they may launch an investigation similar to the Israeli anti-dumping investigation discussed in “Risk Factors - Risks Related to International Sales” above. Such investigations may result in detrimental outcomes, such as the imposition of a dumping duty on the import of the Company’s products into international markets, thereby impacting the Company’s ability to remain competitive in such markets. Increased Volatility for Dual Listed Shares The Company’s listing on both the TSX and NASDAQ may increase volatility due to the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, and different trading volumes. This may result in less liquidity on both exchanges, different liquidity levels, and different prevailing trading prices. Environmental and Employee Health and Safety Regulations The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on the Company’s manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Government approvals and permits are currently and may in the future be required in connection with, the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of cannabis or from proceeding with the development of its operations as currently proposed. Corruption and Anti-Bribery Law Violation Risks The Company’s business is subject to the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), which generally prohibits companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the Foreign Corrupt Practices Act (United States) (the “FCPA”), and is or may become subject to anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which

- 61 - the Company may be held responsible. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations. Holding Company Status The Company is a holding company and essentially all of its operating assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generates substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of the subsidiary and the distribution of those earnings to the Company. Canadian Company and Shareholder Protection may Differ from Shareholder Protection in U.S. or Elsewhere The Company is organized and exist under the laws of Canada and, accordingly, are governed by the CBCA. The CBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records. Scale of Operations The Company has implemented supplier arrangements that it believes will adequately meet demand for its product. Should demand for the Company’s products increase, there exists the risk of the Company being unable to fulfil demand. Although the Company is currently on track to meet its intended capacity goals, delays in meeting its capacity goals could result in unfulfilled purchase orders and the Company may lose a significant amount of sales. Any inability to secure the required supply of cannabis to meet the demands of supplier agreements either by means of internal generation or through acquisition could have a materially adverse impact on operating results of the Company. Corruption and Fraud in Certain Emerging Markets Relating to Ownership of Real Property There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company may invest. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to successfully invest in such jurisdictions. Conflicts of Interest The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In some cases, the executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company and its affairs, and that could adversely affect Company operations. These business interests could require significant time and attention of the Company’s executive officers

- 62 - and directors. In addition, the Company may also become involved in other transactions which conflict with the interests of the Company’s directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, directors are required to act honestly, in good faith and in the Company’s best interests. Dividends The Company has no dividend record and may not pay any dividends on the Common Shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings. DIVIDENDS As of the date of this Annual Information Form, the Company has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company’s board of directors, subject to prior written consent of BAT under the terms of the Amended and Restated IRA, and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law, and other factors that the Company’s board of directors may deem relevant. CAPITAL STRUCTURE Common Shares The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. As of September 30, 2025, there were 134,461,029 Common Shares issued and outstanding and as of December 11, 2025, there were 135,004,752 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the Company’s board of directors, and to the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. Dividends are subject to the prior written consent of BAT pursuant to the Amended and Restated IRA. The Company has three equity compensation plans in place: (a) the 2011 stock option plan (the “SOP”), (b) the 2017 equity incentive plan (the “2017 Plan”), and (c) a long term-omnibus equity incentive plan adopted on February 25, 2020 (the “2020 Equity Incentive Plan”). The 2020 Equity Incentive Plan permits the Company to grant equity-based incentive awards in the form of options, restricted share units, performance share units and deferred share units. Following the adoption of the 2020 Equity Incentive Plan, all future grants of equity-based awards will be made pursuant to, or as otherwise permitted by, the 2020 Equity Incentive Plan and no further equity-based awards will be made pursuant to the SOP or the 2017 Plan. The maximum number of Common Shares that may be issued upon exercise of awards granted under the 2020 Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time, combined with any equity securities granted under all other compensation plans previously adopted by the Company, including the SOP and 2017 Plan.

- 63 - In connection with the strategic investment from BAT, the Company entered into the Amended and Restated IRA. Pursuant to the Amended and Restated IRA, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights (“Top-Up Rights”) to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the Amended and Restated IRA as “Exempt Distributions”) and in specified circumstances where pre- emptive rights were not exercised (referred to in the Amended and Restated IRA as a “bought deal Distribution”). The price per Common Share to be paid by BAT pursuant to the exercise of its Top-Up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to securities laws, at the lowest price permitted thereunder). On July 5, 2023, the Company completed a consolidation of its issued and outstanding Common Shares at a consolidation ratio of four pre-consolidation Common Shares for every one post-consolidation Common Share. Immediately prior to the Share Consolidation, the Company had 321,994,768 Common Shares issued and outstanding. Following the Share Consolidation, the Company had 80,498,692 Common Shares issued and outstanding. Class A Preferred Shares As of September 30, 2025, and December 8, 2025, there were 13,794,163 Class A Preferred Shares issued and outstanding. Unless required by law, the holders of Class A Preferred Shares are neither entitled to attend any general meeting of the shareholders nor vote at any such meeting. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Class A Preferred Shares shall be entitled to participate pari passu with the holders of Common Shares, on an as converted basis. The holders of Class A Preferred Shares will be entitled to receive dividends as and when declared by the Board in such amounts and in such form as the Board may determine from time to time. The Board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares) on the Class A Preferred Shares unless the Board simultaneously declares a corresponding dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares or Common Shares) on the Common Shares in an equivalent per share amount, taking into account the conversion value of the Class A Preferred Shares. In the event that the Common Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend is paid on the Common Shares, an appropriate adjustment, as determined in good faith by the Board, shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of those shares. The Class A Preferred Shares are not listed for trading on the TSX or on any other stock exchange and, other than to affiliates, are non-transferrable. Options and Restricted Share Units As of September 30, 2025, there were 2,301,674 options issued and outstanding, and as of December 11, 2025, there are 2,262,196 options issued and outstanding. As of September 30, 2025, there were 2,996,794 restricted share units issued and outstanding, and as of December 11, 2025, there are 2,414,860 restricted share units issued and outstanding. As of September 30, 2025, there were 1,677,762 performance share units issued and outstanding, and as of December 11, 2025, there are 1,661,907 performance share units

- 64 - issued and outstanding. As of September 30, 2025, there were no deferred share units issued and outstanding, and as of December 11, 2025, there are no deferred share units issued and outstanding. Warrants As of September 30, 2025, the Company had 4,450,500 Warrants outstanding. As of December 11, 2025, there are 4,450,500 Warrants issued and outstanding. Each such Warrant entitles the holder thereof to acquire one Warrant Share at an exercise price of $3.65 per Warrant Share, until 5:00 p.m. (Eastern Time) on April 2, 2028, subject to adjustment in certain customary events, after which time the Warrants expired and become null and void. MARKET FOR SECURITIES Common Shares Common Shares are listed and traded on the TSX under the trading symbol “OGI”. The following table sets forth the price range per share and trading volume for the Common Shares on the TSX for the periods indicated. Period High Trading Price ($) Low Trading ($) Volume (000’s) September 2025 2.89 2.16 3,587 August 2025 2.42 1.80 3,777 July 2025 2.15 1.81 1,359 June 2025 2.05 1.73 1,881 May 2025 1.98 1.51 3,383 April 2025 1.65 1.22 3,416 March 2025 1.70 1.39 3,680 February 2025 2.50 1.60 7,729 January 2025 2.54 2.14 4,412 December 2024 2.45 2.01 5,803 November 2024 2.56 2.02 4,946 October 2024 2.70 2.23 4,813

- 65 - Common Shares are listed and traded on NASDAQ under the trading symbol “OGI”. The following table sets forth the price range per share and trading volume for the Common Shares on NASDAQ for the periods indicated. Period High Trading Price (USD) Low Trading (USD) Volume (000’s) September 2025 2.08 1.56 19,431 August 2025 1.78 1.30 22,252 July 2025 1.59 1.32 13,014 June 2025 1.51 1.25 11,848 May 2025 1.43 1.09 12,076 April 2025 1.20 0.85 9,916 March 2025 1.18 0.96 15,878 February 2025 1.74 1.11 29,383 January 2025 1.77 1.49 9,893 December 2024 1.73 1.42 19,209 November 2024 1.85 1.44 13,581 October 2024 1.94 1.63 8,355 PRIOR SALES The following table summarizes details of securities that are not listed or quoted on a marketplace issued by the Company during the period between October 1, 2024 and September 30, 2025: Date of Issuance Security Issuance/Exercise Price Per Security ($) Number of Securities September 19, 2025 Restricted share units 2.45 73,468 July 4, 2025 Restricted share units 1.86 26,880 April 4, 2025 Restricted share units 1.44 154,992 April 4, 2025 Performance share units 1.44 71,775 February 28, 2025 Preferred shares 3.22 5,330,728 October 28, 2024 Restricted share units 2.54 1,072,336 October 28, 2024 Performance share units 2.54 725,686

- 66 -

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table summarizes details of the Company's securities of each class held, to the Company's knowledge, in escrow or that were subject to a contractual restriction on transfer as of December 11, 2025:

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class
Common Shares	40,134,389(2)	29.72%(1)
Common Shares	215,424(3)	0.16%(1)
Class A Preferred Shares	13,794,163	100%

Notes:

(1) Based on 135,004,752 Common Shares outstanding as of December 11, 2025.
(2) The Common Shares and Class A Preferred Shares acquired by BAT are subject to certain transfer restrictions outlined in the Amended and Restated IRA between the Company and BAT.
(3) Represents Common Shares issued to former shareholders of Motif that are subject to escrow. The Common Shares are subject to an 18-month escrow with the TSX Trust Company from December 6, 2024 in order to satisfy indemnification claims by the Company under the definitive agreement with the former shareholders of Motif.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

Below are the names, province and country of residence, principal occupation and periods of service of the directors and executive officers of the Company as of December 11, 2025.

Name, Province and Country of Residence(1)	Principal Occupation for the Past Five Years	Position and Offices held with the Company	Number of Shares Beneficially Owned or Controlled(2)
Greg Guyatt, CPA, CA Mississauga, Ontario Canada	February 2019 to February 2020 – *Chief Financial Officer of CannTrust Holdings Inc.*; February 2020 to February 2023 – *Chief Executive Officer and Board Member of Phoena Holdings Inc.*; January 2024 to present - *Chief Financial Officer of the Company*	Chief Financial Officer since January 8, 2024	17,300 (~0.0128%)
Paolo De Luca, CPA, CA, CFA Woodbridge, Ontario Canada	December 2017 to March 2020 – *Chief Financial Officer of the Company*; March 2020 to present – *Chief Strategy Officer of the Company*	Chief Strategy Officer since March 4, 2020; Interim Chief Financial Officer from November 13, 2023 to January 8, 2024; and Chief Financial Officer from	57,903 (~0.0429%)

- 67 -

Name, Province and Country of Residence[(1)]	Principal Occupation for the Past Five Years	Position and Offices held with the Company	Number of Shares Beneficially Owned or Controlled[(2)]
		December 19, 2017 to March 3, 2020	
Timothy Emberg Ottawa, Ontario Canada	October 2017 to July 2021 – *Senior Vice President, Sales and Commercial Operations of the Company*; July 2021 to October 2022 - *Chief Revenue Officer of the Company*; October 2022 to May 2025 – *Chief Commercial Officer;* May 2025 to present – *President of Organigram Canada*	President of Organigram Canada since May 26, 2025; Chief Commercial Officer from October 6, 2022 to May 25, 2025; Chief Revenue Officer from July 15, 2021 to October 5, 2022; Senior Vice President, Sales and Commercial Operations from September 9, 2018 to July 14, 2021; Vice President of Sales and Commercial Operations from October 2, 2017 to September 8, 2018	52,764 (~0.0391%)
Helen Martin Toronto, Ontario Canada	November 2018 to July 2021 – *Vice-President, Strategic Initiatives and Legal Affairs of the Company*; July 2021 to present – *Chief Legal Officer of the Company*	Chief Legal Officer since July 15, 2021; Senior Vice President, Strategic and Legal Affairs from April 5, 2019 to July 14, 2021; Vice President, Strategic Initiatives and Legal Affairs from November 26, 2018 to April 4, 2019; Corporate Secretary since March 4, 2019	54,386 (~0.0403%)
Megan McCrae Toronto, Ontario Canada	September 2019 - May 2020 -*Chief Marketing Officer, Aphria Inc.;* May 2021 to July 2024 – *SVP Marketing and Communications of the Company*; July 2024 to May 2025 - *SVP Global Brands and Corporate Affairs of the Company;* May 2025 to present – *Senior Vice President of Corporate Strategy and International Growth*	Senior Vice President of Marketing and Communications: May 31, 2021 – July 1, 2024; Senior Vice President of Global Brands and Corporate Affairs from July 2, 2024 to May 25, 2025; Senior Vice President of Corporate Strategy and International Growth since May 26, 2025	27,552 (~0.0204%)
Katrina McFadden Milton, Ontario Canada	January 2019 to July 2021 - *VP People and Culture of Telus*; July 2021 to January 2022 - *VP Human Resources of Weston Foods*;	Chief People Officer since August 29, 2022	40,678 (~0.0301%)

- 68 -

Name, Province and Country of Residence[(1)]	Principal Occupation for the Past Five Years	Position and Offices held with the Company	Number of Shares Beneficially Owned or Controlled[(2)]
	August 2022 to Present - *Chief People Officer of the Company*		
Peter Amirault Mississauga, Ontario Canada	2009 to present – *President of BML Group Limited*	Director since June 2, 2016, and Chair of the board; Executive Chair from May 3, 2021 to October 31, 2021; Executive Chair since December 1, 2025[(7)]	40,000 (~0.0296%)
Geoffrey Machum, K.C.[(4)(5)] Halifax, Nova Scotia Canada	1985 to present – *Commercial Litigation Partner at Stewart McKelvey LLP;* 2016 to 2024 – *Director of WildBrain Ltd.*	Director since February 25, 2020; Lead Independent Director from May 3, 2021 to October 31, 2021; Lead Independent Director since December 1, 2025[(7)]; Chair of the Governance, Nominating and Sustainability Committee	1,125 (~0.0008%)
Stephen Smith[(3)(6)] Etobicoke, Ontario, Canada	2018 to 2023 – *Director of MAV Beauty Brands Inc.;* 2020 to 2023 – *Director of Freshii Inc.;* 2014 to 2018 – *EVP and Advisory Board Director, Jackman Reinvention Inc.*; 2022 to 2024 – *Director of CE Brands*; 2022 to 2025 – *Director of Flow Beverage Corp;* 2023 to 2025 - *Chair of the Board of CanPR Technology Inc.;* 2025 to present – *Director of Quarterhill Inc.*	Director since February 25, 2020 Chair of the Audit Committee	12,575 (~0.0093%)
Sherry Porter, CM[(4)(5)] Halifax, Nova Scotia Canada	February 2024 to Present - *Director and Trustee of the National Arts Centre*; 2014 to March 2024 - *Board member of the Halifax International Airport Authority*; March 2015 to August 2023 – *Board member of Pharmasave Drugs (Atlantic) Limited*	Director since December 17, 2018 Chair of the Compensation Committee	25,875 (~0.0192%)

- 69 -

Name, Province and Country of Residence[1]	Principal Occupation for the Past Five Years	Position and Offices held with the Company	Number of Shares Beneficially Owned or Controlled[2]
Dexter John[3][4][6] Whitby, Ontario Canada	April 2019 – November 2021 – *President and Chief Executive Officer of Gryphon Advisors Inc.*; November 2021 to March 2025 – *President and Chief Executive Officer of Morrow Sodali & Co.;* March 2025 to present - *Chief Executive Officer of the Financial Services Regulatory Authority of Ontario*	Director since December 17, 2018 Chair of the Investment Committee	2,828 (~0.0021%)
Marni Wieshofer[3][6] Los Angeles, California USA	December 2019 to January 2023 – *Director of Thunderbird Entertainment*; December 2019 to present – *Director of several companies including Hycroft Mining Holding Corporation and Acceso Impact, Inc.;* November 2025 to present – *Director of Westbrook Global, Inc.*	Director since January 12, 2021	10,000 (~0.0074%)
Simon Ashton[3][6] Staines-upon-Thames England	August 2019 to August 2021 - *Area head of Finance (North West Europe) at BAT*; August 2021 to March 2023 – *Group Head of New Categories and Combustibles Finance at BAT.*	Director since February 23, 2022	Nil (0%)
Karina Gehring [5] London England	September 2019 to April 2022 – *Head of Strategic Planning and Insights at BAT Canada*; May 2022 to September 2024 – *Head of New Categories Innovations Insights at Nicoventures Global*; October 2024 to Present – Global Lead Combustibles Category at BAT.	Director since January 18, 2024	Nil (0%)

- 70 - Name, Province and Country of Residence(1) Principal Occupation for the Past Five Years Position and Offices held with the Company Number of Shares Beneficially Owned or Controlled(2) Craig Harris (6) Berkhamsted England October 2015 to January 2020 – Head of M&A Legal at BAT; February 2020 to August 2021 – Area Head of Legal & External Affairs (North West Europe) at BAT; September 2021 to March 2023 – Regional Head of Legal & External Affairs (Europe & North Africa) at BAT; March 2023 to January 2024 – Regional Head of Legal & External Affairs (Americas & Europe) at BAT; February 2024 to Present – Assistant General Counsel (Corporate & Commercial Legal) at BAT. Director since July 29, 2024 Nil (0%) Notes: (1) The previous term of the current directors of the Company expired at the conclusion of the annual meeting of the shareholders held on March 24, 2025. All of the directors noted above were re-elected and their terms will expire at the conclusion of the next annual meeting of shareholders. (2) As of December 11, 2025, all directors and executive officers noted above of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 342,986 Common Shares of the Company, representing 0.2541% of the Company’s outstanding Common Shares. The total number of issued and outstanding shares as of December 11, 2025 is 135,004,752 Common Shares. (3) Member of the Audit Committee. (4) Member of the Governance, Nominating and Sustainability Committee. (5) Member of the Compensation Committee. (6) Member of the Investment Committee. (7) Mr. Peter Amirault has been appointed by the Board to serve as executive chair on an interim basis effective December 1, 2025 to oversee day-to-day management of the Company until Mr. James Yamanaka fully assumes the role as Chief Executive Officer of the Company on or about January 15, 2026. During this period, Mr. Geoff Machum, chair of the Board’s Governance, Nominating and Sustainability Committee, serves as the independent lead director. DIRECTOR & EXECUTIVE OFFICER BIOGRAPHIES Greg Guyatt, CPA, CA - Chief Financial Officer Mr. Guyatt brings nearly 30 years of experience building high-performing teams from the cannabis, consumer packaged goods, pharmaceutical and retail sectors, most recently as Chief Executive Officer of Phoena Holdings. Previously, Mr. Guyatt held senior finance roles at KingSett Capital, Sears Canada and Biovail Corporation, and has a wealth of experience in M&A and capital markets. Earlier in his career Mr. Guyatt was an investment banker with UBS Warburg in the UK, trained as a CPA, CA with Deloitte, and holds a Bachelor of Commerce from Mount Allison University. Paolo De Luca, CPA, CA, CFA – Chief Strategy Officer Mr. De Luca assumed the role as the Company’s Chief Strategy Officer on March 4, 2020, having previously held the position of Chief Financial Officer. With more than 25 years of diversified financial business experience, Mr. De Luca has held senior financial, investor relations, and accounting leadership roles at companies, including West Face Capital, one of Canada’s leading alternative asset management firms; Meridian LNG; Potash Ridge; C.A. Bancorp; and TD Securities. With this diverse industry and international background, he has extensive experience with both traditional and non-traditional financings and debt offerings as well as M&A activities. Mr. De Luca is a graduate of York University’s Schulich

- 71 - School of Business, is a Chartered Professional Accountant and a member of the Chartered Professional Accountants of Ontario, and is a CFA Charter holder. Timothy Emberg – President of Organigram Canada Mr. Emberg, President of Organigram Canada, is an accomplished, bilingual business leader with over 25 years of experience in sales, marketing, R&D and innovation, supply chain and operations across multiple industries, including consumer packaged goods, pharmaceutical and beverage and alcohol. White this extensive experience, he has also developed a strong understanding of Canadian and International market access and regulatory environments, a valuable asset he brought with him to the cannabis industry. Prior to joining Organigram, Mr. Emberg held various senior leadership roles in sales and marketing at Roche Diabetes Care Canada, Jamieson Laboratories and Frito-Lay Canada. As President of Organigram Canada, he oversees all of the Canadian operations, including sales, marketing, innovation, supply chain and operations for all five of Canadian sites. Mr. Emberg also played a pivotal role in Organigram's growth and expansion both domestically and internationally, and was the commercial lead in all key recent acquisitions by the Company. Helen Martin – Chief Legal Officer and Corporate Secretary Ms. Martin joined the Company as its Vice President Strategic Initiatives and Legal Affairs in November 2018 and was appointed Corporate Secretary in March 2019. She was promoted to Senior Vice President, Strategic and Legal Affairs, in April 2019, and to Chief Legal Officer in July 2021. Prior to joining Organigram, she was the Chief Operating Officer of Crosswinds Holdings Inc. from November 2014 to October 2018. She was Senior Legal Counsel at AUM Law Professional Corporation where she held various legal roles since 2011. Ms. Martin was employed as General Counsel and Corporate Secretary of C.A. Bancorp Inc. from 2009 to 2011 and In-House Counsel at Sentry Select Capital Corp. from 2007 to 2008. Prior to joining Sentry Select, Ms. Martin was a lawyer in the securities group at Blake, Cassels & Graydon LLP from 2005 to 2007. Ms. Martin is a member of the Law Society of Ontario. She received her law degree from the University of Toronto and a Bachelor of Arts (Honours) from the University of Victoria. Megan McCrae – Senior Vice President of Corporate Strategy and International Growth Ms. McCrae is a seasoned marketing professional with 20 years of consumer packaged goods marketing & sales management, communications, brand building, and consumer insights experience. Ms. McCrae is a cannabis industry veteran having spent nearly four years with Aphria Inc. where she led the company’s brand and portfolio management, consumer insights, innovation, and digital strategy. Ms. McCrae also spent ten years in various global progressive consumer, trade, and sales management roles with global tobacco giant Japan Tobacco International (JTI) as well as holding the position of Board Chair on the Cannabis Council of Canada. Katrina McFadden – Chief People Officer Ms. McFadden is an experienced Human Resources executive who has worked across several industries including telecommunications, manufacturing and consumer goods. Throughout her 20-year career she held senior leadership positions with organizations such as ArcelorMittal Dofasco, TELUS and most recently Weston Foods, supporting these organizations in earning accolades for innovative people and culture programs focused on enhancing the employee experience. Ms. McFadden holds a Bachelor of Applied Science in Chemical Engineering from the University of Waterloo and a Masters of Business Administration from McMaster University.

- 72 - Peter Amirault – Executive Chair Mr. Amirault is currently the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments. Prior to joining BML Group, Mr. Amirault held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, Chief Executive Officer of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestle Canada and The Premium Beer Company of Toronto. Mr. Amirault holds a Bachelor of Business Administration from Acadia University and a Master of Business Administration from The Schulich School of Business. Mr. Amirault’s previous board experience and roles at senior management levels will bring a wealth of knowledge to the corporate director team at the Company. Geoffrey Machum K.C. – Independent Lead Director Mr. Machum is a commercial litigation partner at Stewart McKelvey LLP, Atlantic Canada’s largest law firm and one of the top 15 largest firms in Canada. He previously served on the firm’s Compensation Committee, and as Chairman of the firm’s Regional Partnership Board and on its Human Resources and Governance Committee, and its Audit and Finance Committee. Mr. Machum was awarded Kings Counsel in 2003, and has received repeated recognition by Lexpert, Best Lawyers, and Benchmark Canada for his extensive experience in practice areas including commercial litigation, directors and officers’ liability, corporate governance, insurance, construction law, and products liability. Mr. Machum also served on the board of WildBrain Ltd., where he was the Chair of its Governance and Nomination Committee and member of its Human Resources and Compensation Committee and previously served on the Board’s Special Strategic Review Committee. Previously, he chaired the board of Halifax Port Authority, and served on the Governance, Human Resources and Audit and Finance Committees. He also serves as a director of Canada’s Walk of Fame. Mr. Machum holds a BA in Economics Political Science from Dalhousie University, and University of New Brunswick. Mr. Machum also received ICD.D designation from the University of Toronto Rotman School of Management in 2015. Dexter John – Director Mr. John is currently the Chief Executive Officer of the Financial Services Regulatory Authority of Ontario and prior to that, he was President and Chief Executive Officer of Morrow Sodali (Canada) Ltd. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He has worked at a major Canadian law firm as a securities associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at Investment Industry Regulatory Organization of Canada, the Ontario Securities Commission and the Toronto Stock Exchange. Mr. John holds a Bachelor of Laws degree from Queens University and the ICD.D designation. Sherry Porter, CM – Director Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President and Chief Executive Officer of the Canadian Association of Chain Drug Stores, working with the chief executive officers of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the board of directors of the Nova Scotia Liquor Corporation from 2010-2017 and is currently a board member of the Halifax International Airport Authority and Pharmasave Atlantic. She is a past Vice Chair of Dalhousie University and a past chair of Human Resources,

- 73 - Governance and Nominating, and she also serves as a board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation. Stephen Smith – Director Mr. Smith is an accomplished executive with extensive leadership and managerial experience in complex, low margin and highly competitive retail environments. He currently serves on the board of directors of Quarterhill Inc.. From 2018 to 2019, Mr. Smith served on the board of directors of Newstrike Brands Ltd. (Lead Director and Audit Committee Chair). From 2013 to 2017, Mr. Smith served on the board of directors of CST Brands Inc., an SEC registrant (Audit Committee and Executive Committee). From 2014 to 2018, Mr. Smith held the position of Executive Vice President and Advisory Board Director of Jackman Reinvention, Inc., a privately held brand and strategy consulting firm in Toronto. From 2007 until 2013, Mr. Smith served as Co-Chief Executive Officer and Chief Financial Officer of Cara Operations Limited (now Recipe Unlimited), Canada’s oldest and largest full-service restaurant company. From 1985 to 2007, Mr. Smith held various senior and executive level positions, including Executive Vice President, from 1999 to 2006, with Loblaw Companies Limited, the leading food and pharmacy retailer in Canada. Mr. Smith is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor of Commerce degree from the University of Toronto. Marni Wieshofer – Director Ms. Wieshofer has more than thirty years of diverse experience, including Board membership at public and private companies, particularly in the U.S., international M&A, finance and bankruptcy and restructuring, primarily in media and entertainment. She was recognized by Variety magazine in the 2018 Dealmakers Impact Report. Previous roles have included CFO and EVP of Corporate Development at Lions Gate Entertainment Corporation, a multi-billion dollar global entertainment company, where she oversaw the company’s M&A and other strategic financial initiatives. Her background also includes being a Managing Director in Houlihan Lokey’s TMT Corporate Finance Group, based out of Los Angeles, providing M&A, capital markets, financial restructuring, and financial advisory services. Before joining Houlihan Lokey, Ms. Wieshofer was a Managing Director at MESA, a boutique advisory investment bank and prior to MESA, she was the SVP of M&A and CFO at Media Rights Capital. Ms. Wieshofer is a Chartered Professional Accountant (CPA, CA), holds an MBA from the Rotman School of Management at the University of Toronto and also holds the ICD.D designation. Simon Ashton – Director Mr. Ashton has extensive expertise in finance and business leadership and was Group Head of New Categories and Combustibles Finance at BAT. Throughout his nearly 30-year career with BAT, Mr. Ashton has led various Finance teams across Europe, Asia, the Middle East and Africa driving revenue growth, leading business transformation initiatives and finding innovative solutions to economic challenges. In addition, he also spent time in M&A, Operations Finance, and Audit. Mr. Ashton is a member of the Institute of Chartered Accountants in England & Wales (ACA, ICAEW). Karina Gehring – Director With over 25 years of experience in marketing and trade at BAT, Mrs. Gehring is a seasoned executive proficient in commercial delivery, brand management, strategy, consumer insights and key account management. Leading diverse teams, she has played a pivotal role in transformative initiatives across Europe and Canada. Mrs. Gehring has successfully executed full portfolio brand repositioning, deepened

- 74 - BAT’s consumer understanding to foster connections beyond surface insights and introduced innovative key account management programs. Craig Harris – Director Mr. Harris brings over 20 years of experience as a commercial lawyer, with a background in private practice and legal and regulatory engagement roles for various corporations. He is currently the Assistant General Counsel – Corporate & Commercial Legal at BAT. In his role at BAT, Mr. Harris has contributed to a range of significant projects, including BAT’s US$49 billion merger with Reynolds American Inc., engaging for the creation of global regulations for BAT’s non-combustible nicotine products, and the establishment of BAT’s sponsorship and technology partnership with the McLaren Formula 1 team. Additionally, Craig sits on several BAT company boards, including B.A.T. International Finance plc, and is a member of the Investment Committee for Btomorrow Ventures, BAT’s venture capital arm. Prior to joining BAT, Mr. Harris qualified as a UK solicitor and practiced corporate law for eight years at the prestigious international law firm Allen & Overy (A&O). During his tenure at A&O, he completed secondments at GlaxoSmithKline plc and Petro-Canada. Furthermore, Mr. Harris served three full terms as a director and trustee of the London Borough funded charity Parks for London. CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS Except as disclosed herein, to the knowledge of the Company, no director or executive officer of the Company is, as of the date of this Annual Information Form or within ten years prior to the date of this Annual Information Form has been, a director, chief executive officer of chief financial officer of any company (including the Company) that: • was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or • was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. Except as disclosed herein, to the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: • is, or within ten years prior to the date of this Annual Information Form has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

- 75 - • has, within ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder. No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, to the knowledge of the Company, been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. Mr. Stephen Smith was a director of MAV Beauty Brand Inc. (“MAV Beauty”). On November 14, 2023, MAV Beauty commenced voluntary proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in order to facilitate a restructuring through a going-concern sale of substantially all of the assets of MAV Beauty. On November 20, 2023, the Ontario Securities Commission issued a cease trade order in respect of the trading of MAV Beauty’s securities. On December 8, 2023, MAV Beauty completed a sale of substantially all of the assets of the company and its subsidiaries to an affiliate of Nexus Capital Management LP. Following the sale, the TSX delisted MAV Beauty common shares and Mr. Smith resigned as a director of MAV Beauty on December 20, 2023. Mr. Smith was a director of Flow Beverage Corp. ("Flow Beverage"). On September 4, 2025, Flow Beverage was placed into receivership on application by its senior secured creditors under the Bankruptcy and Insolvency Act (Canada). Substantially all of Flow Beverage's assets were subsequently sold, on a going-concern basis, to an affiliate of its senior secured creditor. On September 19, 2025, the Ontario Securities Commission issued a cease trade order in respect of the trading of Flow Beverage's securities in connection with the receivership proceedings. Following the sale, the TSX delisted Flow Beverage on October 13, 2025. Mr. Smith resigned as a director of Flow Beverage on September 2, 2025. On March 31, 2020, proceedings under the CCAA were commenced against CannTrust Holdings Inc., subsequently renamed Phoena Holdings Inc. (“Phoena”), in the Ontario Superior Court of Justice (Commercial List), at which time Mr. Greg Guyatt was the chief executive officer of Phoena. Subsequently, Phoena received a Cease Trade Order issued by the Ontario Securities Commission on April 13, 2020. CONFLICTS OF INTEREST The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company. The interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the board of directors of the Company are required to act honestly, in good faith and in the best interest of the Company.

- 76 - LEGAL PROCEEDINGS AND REGULATORY ACTIONS To the knowledge of the Company, there are no material legal proceedings to which Company is a party or to which its property is subject, and no such proceedings are contemplated during the financial year ended September 30, 2025. To the knowledge of the Company, there have been no material penalties or sanctions imposed by a court or regulatory body against the Company or settlement agreements entered into by the Company with a court or a securities regulatory authority relating to securities legislation during the financial year ended September 30, 2025. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS Except as set forth below, no director, executive officer, or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three most recently completed financial years or during the current financial year, which has materially affected or is reasonably expected to materially affect the Company. Upon the closing of the third and final tranche of the Follow-on BAT Investment in February 2025, BAT beneficially held 29.99% of the issued and outstanding Common Shares on a non-diluted basis and 100% of the Class A Preferred Shares. See “General Development of The Business - Three-Year History - Developments during the financial year ended September 30, 2024” and “Risk Factors - Risks Related to the Strategic Equity Investment from BT DE Investments Inc.”. Craig Harris, Simon Ashton and Karina Gehring, directors of the Company, hold or have held positions with BAT as described under “Directors and Executive Officers” herein, and were BAT nominees at the time of the Follow-on BAT Investment and/or the closing(s) thereof. TRANSFER AGENT AND REGISTRAR The transfer agent and registrar of the Company is TSX Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario. VStock Transfer, LLC is the Company’s co-transfer agent in the United States. MATERIAL CONTRACTS Except for contracts entered into in the ordinary course of business, there are no contracts entered into by the Company during the year ending September 30, 2025, which are material or entered into before the year ending September 30, 2025, but are still in effect which are material, except as disclosed below: • the Warrant Indenture between the Company and TSX Trust Company dated April 2, 2024 with respect to the Offering; • the Amended and Restated IRA (as described under “Capital Structure - Common Shares”); • the PDC Agreement (as described under “Description of the Business - New Product Development and Innovation - Product Development Collaboration – Centre of Excellence with BAT ”); and • the share purchase agreement in respect of the acquisition of 100% of the issued and outstanding shares of Motif by the Company on December 6, 2024 (the “Motif SPA”) (as described under “General Development of the Business - Three-Year History - Developments during the financial year ended September 30, 2025”).

- 77 - Copies of the Warrant Indenture, Amended and Restated IRA, the PDC Agreement, and the Motif SPA are available under the Company’s corporate profile on the Canadian Securities Administrators’ SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov. INTERESTS OF EXPERTS The Company’s auditors are PKF O’Connor Davies, LLP and they have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and within the meaning of the U.S. Exchange Act, and the applicable rules and regulations thereunder adopted by the Securities Exchange Commission and the Public Company Accounting Oversight Board (United States). AUDIT COMMITTEE INFORMATION Audit Committee Charter The charter of the Company’s Audit Committee is attached to this Annual Information Form as Appendix “A”. Composition of Audit Committee & Relevant Education and Experience As of September 30, 2025 and the date hereof, the members of the Audit Committee are Stephen Smith (Chair), Dexter John, Marni Wieshofer, and Simon Ashton, each of whom is independent and financially literate within the meaning of National Instrument 52-110. The education and experience of each Audit Committee member are described in this Annual Information Form under the section entitled “Directors and Executive Officers”. Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The Company’s board of directors has determined that Stephen Smith qualifies as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F under the Exchange Act). The United States Securities and Exchange Commission has indicated that the designation of a director as an audit committee financial expert does not make such director an “expert” for any other purpose, impose any duties, obligations or liability on such director that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company’s internal auditors. The Audit Committee has specific responsibilities relating to the Company’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company’s whistleblowing procedures. In fulfilling its responsibilities, the Audit

- 78 -

Committee meets regularly with the internal and external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in "*Directors and Executive Officers*" above. The full text of the Audit Committee's charter is disclosed in Appendix "A".

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Company's external auditor not been adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non- audit services but preapproval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company's current external auditors PKF O'Connor Davies, LLP (**"PKF"**) as well as the Company's former auditors, KPMG LLP (**"KPMG"**) who ceased providing auditing services to the Company effective June 27, 2024, for the financial years ended September 30, 2025 and September 30, 2024 (including estimates).

Type of Work	**Year ended September 30, 2025**		**Year ended September 30, 2024**		
	Fees	**Percentage**	**Fees**	**Fees**	**Percentage**
	PKF	**PKF**	**KPMG**	**PKF**	**Combined**
Audit fees(1)	$2,044,970	99%	$321,055	$954,000	96%
Audit-related fees(2)	$19,998	1%	Nil	Nil	Nil
Tax fees(3)	Nil	Nil	$55,373	Nil	4%
All other fees	Nil	Nil	$5,457	Nil	~0%
Total	**$2,064,968**	**100%**	**$381,885**	**$954,000**	**100%**

Notes:

(1) For the year ended September 30, 2024 ("**FY'2024**"), audit fees were comprised of quarterly reviews, and the annual audit (including the audit of internal controls over financial reporting). For the year ended September 30, 2025 ("**FY'2025**") audit fees were comprised of quarterly reviews, and the annual audit (including the audit of internal controls over financial reporting).

(2) Includes fees related to Public Company Accounting Oversight Board and Canadian Public Accountability.

(3) Includes fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance and advisory in FY'2024. Tax advice includes advice related to mergers and acquisitions and a captive insurance structure.

- 79 - ADDITIONAL INFORMATION Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular relating to the most recent annual meeting of shareholders of the Company. Additional financial information is contained in the Company’s financial statements and management discussion and analysis for the year ended September 30, 2025. Additional information relating to the Company may also be found on the Canadian Securities Administrators’ SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov. Copies of all of these documents may be obtained upon request from Organigram’s Investor Relations department at 1400-145 King Street West, Toronto, Ontario M5H 1J8.

- 80 - APPENDIX “A” - CHARTER OF THE AUDIT COMMITTEE

LEGAL_32201562.2 ORGANIGRAM GLOBAL INC. (THE “CORPORATION”) CHARTER OF THE AUDIT COMMITTEE This Charter of the Audit Committee (the “Charter”) was adopted by the board of directors of the Corporation (the “Board”) on August 26, 2019, and last reviewed on September 26, 2025. 1. Purpose The Audit Committee (the “Committee”) is a committee of the Board. The members of the Committee and the chair of the Committee (the “Chair”) are appointed by the Board on an annual basis (or until their successors are duly appointed) for the purpose of overseeing the Corporation’s financial controls and reporting and monitoring whether the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. 2. Composition (a) The Committee should be comprised of a minimum of three directors of the Corporation. (b) All members of the Committee must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies having jurisdiction over the Corporation as may be in effect from time to time, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 5605 of the Nasdaq Marketplace Rules, National Instrument 52-110 – Audit Committees (“NI 52-110”), and the relevant rules of any other stock exchanges on which the Corporation’s securities are listed. In general, each member of the Committee must be free from any relationship that, in the view of the Board, could be reasonably expected to interfere with the exercise of his or her independent judgment as a member of the Committee. (c) All members of the Committee must be financially literate (which is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements). At least one member of the Committee must satisfy the definition of “financial expert” as set out in Item 407(d)(5)(ii) of Regulation S-K under the United States Securities Act of 1933, as amended, and the Exchange Act. (d) The Board shall designate the Chair of the Committee, who shall have responsibility for overseeing that the Committee fulfills its mandate and duties effectively. If the Board does not designate a Chair, the Committee will elect a Chair from among their members.

- 2 - (e) Any member of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee on ceasing to be a director of the Corporation. The Board may fill vacancies on the Committee by election from among the Board. If and whenever a vacancy will exist on the Committee, the remaining members may exercise all powers of the Committee so long as a quorum remains. (f) No members of the Committee shall receive, directly or indirectly, other than for service on the Board or the Committee or other committees of the Board, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries. (g) Prior to any member of the Committee or the Board engaging the services of the Corporation’s auditor in a personal capacity, the consent of the Chair of the Committee shall be obtained. 3. Limitations on Committee’s Duties In contributing to the Committee’s discharge of its duties under this Charter, each member of the Committee will be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which any member of the Board may be otherwise subject. Members of the Committee are entitled to rely, absent actual knowledge to the contrary, on (a) the integrity of the persons and organizations from whom they receive information, (b) the accuracy and completeness of the information provided, (c) representations made by management of the Corporation (“Management”) as to the non-audit services provided to the Corporation by the external auditor, (d) financial statements of the Corporation represented to them by a member of Management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with applicable generally accepted accounting principles, and (e) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person. 4. Meetings The Committee shall meet regularly, but not less frequently than quarterly. A quorum for the transaction of business at any meeting of the Committee will be a majority of the members of the Committee or such greater number as the Committee will by resolution determine. The Committee will keep minutes of each meeting of the Committee. A copy of the minutes will be provided to each member of the Committee. Meetings of the Committee will be held from time to time and at such place as any member of the Committee will determine upon two days’ prior notice to each of the other Committee members. The members of the Committee may waive the requirement for notice. In addition, each of the Chief Executive Officer, the Chief Financial Officer and the external auditor will be entitled to request that the Chair call a meeting.

- 3 - The Committee may ask members of Management and employees of the Corporation (including, for greater certainty, its affiliates and subsidiaries) or others (including the external auditor) to attend meetings and provide such information as the Committee requests. Members of the Committee will have full access to information of the Corporation (including, for greater certainty, its affiliates, subsidiaries and their respective operations) and will be permitted to discuss such information and any other matters relating to the results of operations and financial position of the Corporation with Management, employees, the external auditor and others as they consider appropriate. The Committee or its Chair should meet at least once per year with Management and the external auditor in separate sessions to discuss any matters that the Committee or either of these groups desires to discuss privately. In addition, the Committee or its Chair should meet with Management quarterly in connection with the Corporation’s interim financial statements. The Committee will determine any desired agenda items. 5. Committee Responsibilities As part of its function in assisting the Board in fulfilling its oversight responsibilities (and without limiting the generality of the Committee’s role), the Committee is mandated to carry out the following responsibilities: External Auditors (a) Subject to applicable law, appointing, compensating, overseeing and terminating the external auditors. The external auditors shall report directly to the Committee and shall be accountable to the Board and the Committee as representatives of the shareholders. (b) Pre-approving all non-audit mandates and fees for services the external auditor shall undertake, and considering whether the nature of such services will harm the firm’s independence in carrying out its audit function. (c) Reviewing, negotiating and either signing or recommending to the Board the execution of all engagement letters of the external auditors, both for audit and non- audit services. (d) Satisfying itself, on behalf of the Board, that the external auditor is independent of Management. In assessing such independence, the Committee shall discuss with the external auditors, and may require a letter from the external auditor outlining any relationships between the external auditors and the Corporation or its affiliates. (e) Reviewing the audit plan of the external auditors, the integration of the external audit with the internal control program, and the results of the audit, which shall include reviewing the external auditor’s letter to Management and Management’s response thereto and other material written communications between Management and the external auditors.

- 4 - (f) Reviewing the performance of the external auditors, including the compensation, scope, and timeliness of the audits and all other related services and any non-audit services provided by the external auditors. (g) Satisfying itself, annually or more frequently as the Committee considers appropriate, as to the external auditors’ internal quality control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any public enquiry, review, or investigation by governmental, professional or other regulatory authorities. (h) Periodically reviewing and discussing with Management and the external auditors the quality and acceptability of the Corporation’s accounting policies and practices, the materiality levels which the external auditors propose to employ, any significant changes in the accounting policies and any proposed changes in accounting or financial reporting that may have a significant impact on the Corporation. (i) Discussing with Management and the external auditors of the Corporation all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) accounting principles that have been discussed with Management by the external auditors, the ramifications of these alternative treatments and the treatment preferred by the external auditors. (j) Reviewing, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 – Continuous Disclosure Obligations or any successor legislation (“NI 51-102”), and the planned steps for an orderly transition. The Committee shall further review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51- 102 or any successor legislation, on a routine basis, whether or not there is to be a change of external auditor. (k) Establishing and overseeing policies with regards to the hiring by the Corporation of any partners, employees, and any former partners or employees of any present or former firms that acted as external auditors of the Corporation. Financial Information (l) Ensuring, through discussions with Management and the external auditors, that the audited annual financial statements and the unaudited quarterly financial statements, as applicable, present fairly (in accordance with IFRS) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented and, where appropriate, recommending for approval to the Board such financial statements of the Corporation. (m) Reviewing any errors or omissions in the current or prior year’s financial statements.

- 5 - (n) Reviewing with the external auditors the level of co-operation they received from Management, employees and personnel of the Corporation during the audit process, any issues encountered by the auditors and any impediments on the external auditor’s work. (o) Reviewing and resolving any disagreements between Management and the external auditors with respect to accounting practices and principles. (p) Monitoring the objectivity and credibility of the Corporation’s financial reports. (q) Reviewing the status of material contingent liabilities as reported to the Committee by the Corporation’s Management, and the manner in which any material contingent liability has been disclosed in the Corporation’s financial statements. (r) Reviewing any legal matters or claims that could have a material impact on the financial statements of the Corporation, and the manner in which any such legal matters or claims have been disclosed in the Corporation’s financial statements. (s) Reviewing any reserves, accruals, provisions, estimates or adopted programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition that may have a material effect upon the financial statements of the Corporation. (t) Reviewing the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Corporation and their impact on the reported financial results of the Corporation. (u) Reviewing the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations. (v) Reviewing Management’s determination of tangible or intangible asset impairment, if any, as required by applicable accounting standards. (w) Reviewing the annual report to shareholders and other financial information (including the annual and quarterly management’s discussion and analysis, the annual information form and any prospectus, offering circular or other disclosure document issued by the Corporation or on behalf of the Corporation) prepared by the Corporation with Management and, where appropriate, recommending such documents for approval to the Board and for filing with regulatory bodies. (x) Reviewing any news releases and reports to be issued by the Corporation containing earnings guidance or financial information for research, analysts and rating agencies. The Committee shall also review the Corporation’s policies relating to financial disclosure and the release of earnings guidance and the Corporation’s compliance with financial disclosure rules and regulations. (y) Remaining apprised, through discussions with Management and the external auditors, of important trends and developments in financial reporting practices and

- 6 - requirements and their effect on the Corporation’s financial statements, including consolidated financial statements. (z) Reviewing the financial statements and other financial information of material subsidiaries of the Corporation and any auditor recommendations concerning such subsidiaries. (aa) Reviewing the financial reporting obligations of the Corporation pursuant to its by- laws, its borrowing covenants, the Canada Business Corporations Act and applicable securities regulation and monitor the Corporation’s compliance thereunder. Internal Control (bb) Annually and in advance of each respective fiscal period, completing a financial review of the Corporation’s strategic plan and annual budget, and reporting to the Board the results of its review. (cc) Overseeing the adequacy and effectiveness of the Corporation’s internal control systems, through discussions with the Corporation’s external auditors and Management, and reporting its findings to the Board on an annual basis. (dd) Reviewing and comparing Management’s quarterly report of operating against its budget variances and reporting the results of such review and comparison to the Board. (ee) Establishing procedures for: (i) The receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. (ff) Annually reviewing the Corporation’s Whistleblower Policy and its effectiveness and enforcement. Compliance with Legal and Regulatory Requirements (gg) Reviewing with Management, and/or any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Corporation and any material reports. (hh) Reviewing with Management and the Board any issues with regulatory agencies that are likely to have a significant financial impact on the Corporation.

- 7 - (ii) Reviewing with counsel the adequacy and effectiveness of the Corporation’s procedures to ensure compliance with the legal and regulatory responsibilities. (jj) Reviewing the status of income tax returns and any significant tax issues as they are reported to the Committee by Management or the Board. (kk) Reviewing any inquiries, investigations, or audits of a financial nature by any government, regulatory, or taxation authorities. (ll) Reviewing any legal matters or claims that could have a material impact on the Corporation’s compliance policies or any material reports, inquiries, or other correspondence received from regulators or governmental agencies. Other (mm) Assisting the Board in the discharge of its duties relating to the Corporation’s accounting policies and practices, reporting practices and internal controls, including under its by-laws, securities regulations and otherwise. (nn) Reviewing the appointments of the Corporation’s Chief Financial Officer, internal auditor (or persons appointed to perform the internal audit function), and any key financial executives involved in the financial reporting process of the Corporation and any material subsidiary. (oo) Establishing and overseeing the effectiveness of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing under the Corporation’s Whistleblower Policy. (pp) Ensuring that this Charter or an appropriate summary of it which has been granted approval by the Committee is properly disclosed in accordance with any securities laws or regulatory requirements. (qq) Reviewing the integrity of the Corporation’s financial reporting processes, both internal and external, in consultation with the external auditor. (rr) Periodically assessing the Corporation’s need for an internal audit function, if not present. (ss) Reviewing all material balance sheet issues, material contingent obligations and material related party transactions. (tt) Taking such other actions within the general scope of its responsibilities as the Committee shall deem appropriate or as directed by the Board. 6. Resources (a) The Committee shall have the authority, in its sole discretion, to retain independent legal, accounting and other consultants to advise the Committee at the expense of

- 8 - the Corporation. The Committee shall be provided with the necessary funding to compensate the external auditors and any other advisors they engage. (b) The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors and legal counsel, and any information with regards to the Corporation as it considers necessary in order to discharge its duties under this Charter. (c) The Committee, through the Chair, may contact any director, member of Management or other officer or employee of the Corporation as it deems necessary, and any director, member of Management or other officer or employee of the Corporation may bring any matter before the Committee involving illegal, questionable, improper, or unethical practices or transactions. (d) The external auditors shall be entitled to communicate directly with the Chair of the Committee and may meet separately with the Committee and any member of the Committee. (e) The Committee may request any director, member of Management or other officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee. The Committee shall have full access to all of the Corporation’s books, records, properties, facilities and personnel, subject to compliance with any leases or similar contracts governing same. (f) The Committee may delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate from time to time. 7. Annual Evaluation At least annually, the Committee shall, in a manner it determines to be appropriate: (a) Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with this Charter. (b) Review and assess the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee believes to be appropriate. 8. Inconsistencies with Applicable Laws In the event of any conflict or inconsistency between this Charter and the applicable laws, in each case as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of such applicable laws to the extent necessary to resolve such conflict or inconsistency.